SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6 - K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO. 1 - 10421

FOR THE THREE MONTHS ENDED MARCH 31, 2002

LUXOTTICA GROUP S.p.A.

VIA CANTU 2, 20123 MILAN, ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Exhibit Index on Page 20

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6—K

CONSOLIDATED BALANCE SHEETS—US GAAP

DECEMBER 31, 2001 AND MARCH 31, 2002

	December 31, 2001	March 31, 2002	March 31, 2002
	(Thousand of Euro)		(Thousand of US dollars)(1)
ASSETS			
CURRENT ASSETS:			
Cash	199.202	109.895	$ 95.795
Restricted cash	213.507	95,450	83.204
Accounts receivable—net	381.281	473.439	412.697
Sales and income taxes receivable	23.327	28.674	24.995
Inventories	371.406	364.478	317.715
Prepaid expenses and other	75.468	82.793	72.171
Net deferred tax assets—current	163.201	161.073	140.407
Total current assets	**1,427,392**	**1,315,802**	**1,146,985**
PROPERTY, PLANT AND EQUIPMENT—net	**501,346**	**531,643**	**463,433**
OTHER ASSETS:			
Intangible assets—net	2.009.740	2.163.266	1.885.719
Investments	5.798	6.129	5.343
Other assets	4.085	7.856	6.848
Total other assets	**2,019,623**	**2,177,251**	**1,897,910**
TOTAL	**3,948,362**	**4,024,696**	**$3,508,328**
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Bank overdrafts	411,193	337.738	$ 294.406
Current portion of long-term debt	1,339,131	1.223.935	1,066.904
Accounts payable	183.431	200.009	174.348
Accrued expenses and other	345.863	360.530	314.274
Accrual for customers' right of return	14.087	16.234	14.151
Income taxes payable	5.793	45.524	39.683
Total current liabilities	**2.299,498**	**2,183,970**	**1,903,767**
LONG TERM LIABILITIES			
Long term debt	132.247	49.995	43.581
Liability for termination indemnities	35.029	36.477	31.797
Net deferred tax liabilities—non current	10.282	135.638	118.236
Other	122.989	120.028	104.629
Total long term liabilities	**300,547**	**342,138**	**298,242**
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	**5,473**	**8,281**	**7,219**
SHAREHOLDERS' EQUITY			
Capital stock par value Euro 0.06—452.865.817 and 453.699.500 ordinary shares authorized and issued at December 31. 2001 and March 31, 2002. respectively; 451.660.817 and 452.934.973 shares outstanding at December 31, 2001 and March 31. 2002. respectively.	27.172	27.222	23.729
Additional paid-in capital	18.381	32.186	28.057
Retained earnings	1.152.508	1.253.578	1.092.744
Accumulated other comprehensive income	147.116	178.801	155.861
Total	**1,345,177**	**1,491,787**	**1,300,391**
Less—Treasury shares at cost; 1.205.000 and 764.527 shares at December 31. 2001 and March 31. 2002, respectively.	2.334	1.480	1.290
Shareholders' equity	**1,342,843**	**1,490.307**	**1,299,101**
TOTAL	**3,948,362**	**4,024,696**	**$3,508,328**

(1) Translated at the Noon Buying Rate of Euro 1.00=US$0.8717 on March 29, 2002 (see Note 6).

STATEMENTS OF CONSOLIDATED INCOME—US GAAP

FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002

	2001 (Thousand of Euro)(1)	2002(3) (Thousand of Euro)(1)	2002(3) (Thousand of US dollars)(1)(2)
NET SALES	664,142	866,769	$755,563
COST OF SALES	188,438	244,529	213,156
GROSS PROFIT	475,704	622,240	542,407
OPERATING EXPENSES:			
Selling and advertising	265.607	375.824	327.606
General and administrative	79.995	83.231	72.552
Total	345.602	459.055	400.158
INCOME FROM OPERATIONS	130,102	163,185	142,248
OTHER INCOME (EXPENSE):			
Interest income	4.822	1.555	1.355
Interest expense	(17,465)	(20,674)	(18,022)
Other—net	883	2,962	2,582
Other income (expense) net	(11.760)	(16.157)	(14,084)
INCOME BEFORE PROVISION FOR INCOME TAXES	118,342	147,028	128,164
PROVISION FOR INCOME TAXES	33,127	44,108	38,449
INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	85,215	102,920	89,715
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,603	1,849	1,612
NET INCOME	83,612	101,070	$ 88,103
EARNINGS PER SHARE:			
Basic	0.19	0.22	$ 0.19
Diluted	0.18	0.22	$ 0.19
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):			
Basic	450,487.2	451,990.5	
Diluted	453,634.3	454,925.4	

(1) Except for earnings per share which are stated in Euro and U.S. dollars.

(2) Translated at the Noon Buying Rate of Euro 1.00=US$0.8717 on March 29, 2002 (see Note 6).

(3) Results for the three month period ended March 31, 2002 include the effect of adoption of Statement of Financial Accounting Standards No. 142 (see Note 8) and the operations of Sunglass Hut International, Inc. (see Note 2). For a comparison between the two periods on a consolidated adjusted basis, see "Management Discussion and Analysis" section.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—US GAAP

FOR THE THREE MONTHS ENDED MARCH 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income	Treasury Shares	Consolidated Shareholders' Equity
					(Thousand of Euro)			
BALANCES, January 1, 2002	452,865,817	27,172	18,381	1,152,508		147,116	(2,334)	1,342,843
Exercise of stock options	833,683	50	5,875					5,925
Translation adjustment					23,509	23,509		23,509
Other			7,930		8,176	8,176	854	16,960
Net income				101,070	101,070			101,070
Compehensive income					132,755			
BALANCES, March 31, 2002	453,699,500	27,222	32,186	1,253,578		178,801	(1,480)	1,490,307
Comprehensive income					$115,723			
(Thousand of US dollars)(1) BALANCES, March 31, 2002	453,699,500	$23,729	$28,057	$1,092,744		$155,861	$(1,290)	$1,299,101

(1) Translated at the Noon Buying Rate of Euro 1.00 = US$ 0.8717 on March 29, 2002 (see Note 6).

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP

FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002

	2001 (Thousand of Euro)	2002(2) (Thousand of Euro)	2002(2) (Thousand of US dollars)(1)
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before minority interests	85,215	102,920	$ 89,715
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	40,546	39,134	34,113
(Benefit) Provision for deferred income taxes	(4,228)	1,962	1,710
Gains on disposal of fixed assets—net	(57)	(2,511)	(2,189)
Termination indemnities matured during the period	601	1,451	1,265
Changes in assets and liabilities:			
Accounts receivable	(79,407)	(89,995)	(78,449)
Prepaid expenses and other	(27,316)	(14,794)	(12,896)
Inventories	4,723	12,754	11,118
Accounts payable	(10,179)	14,731	12,841
Accrued expenses and other	48,368	150,866	131,510
Accrual for customers right of return	776	1,851	1,614
Income taxes payable	25,211	39,518	34,448
Total adjustments	**(962)**	**154,967**	**135,085**
Cash provided by operating activities	84,253	257,887	$ 224,800
CASH FLOWS FROM INVESTING ACTIVITIES:			
Property, plant and equipment:			
Additions	(10,307)	(53,251)	$ (46,419)
Disposals	5,568	4,888	4,261
Increase in intangible assets	(3,265)	(143,133)	(124,769)
Cash used in investing activities	(8,004)	(191,496)	(166,927)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Long term debt:			
Proceeds	150,000	—	—
Repayments	—	(219,909)	(191,695)
Current maturities	(730)	—	—
(Investment in)/use of restricted cash deposit	(2,246)	121,877	106,240
Treasury shares and additional paid-in capital	—	8,784	7,657
Exercise of stock options	1,994	5,925	5,165
Net cash provided by (used in) financing activities	149,018	(83,323)	(72,633)
EFFECT OF TRANSLATION ADJUSTMENTS	(3,271)	741	646
INCREASE (DECREASE) IN CASH	**221,996**	**(16,191)**	**(14,114)**
CASH, BEGINNING OF THE PERIOD	**(66,719)**	**(211,991)**	**(184,793)**
EFFECT OF TRANSLATION ADJUSTMENTS ON CASH	5,941	339	296
CASH, END OF THE PERIOD	**161,218**	**(227,843)**	**$(198,611)**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for interest	9,621	13,776	$ 12,009
Cash paid during the period for taxes	8,137	10,091	$ 8,796

(1) Translated at the Noon Buying Rate of Euro 1.00=US$0.8717 on March 29, 2002 (see Note 6).

(2) Results for the three month period ended March 31, 2002 include the consolidation of operations of Sunglass Hut International, Inc. (see Note 2).

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated balance sheet as of March 31, 2002 and the related statements of consolidated income and cash flows for the three months ended March 31, 2001 and 2002 and the statement of consolidated shareholders' equity for the three month period ended March 31, 2002 have been prepared by Luxottica Group S.p.A. (the "Company") and were prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated balance sheet at March 31, 2002, the statements of consolidated income and cash flows for the three month periods ended March 31, 2001 and 2002, and the statement of consolidated shareholders' equity for the three month periods ended March 31, 2001 and 2002 are derived from unaudited financial statements. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of and for the three months ended March 31, 2001 and 2002 have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been omitted. The consolidated financial statements as of and for the three month period ended March 31, 2002 should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the operating results for the full year.

2. ACQUISITION OF SUNGLASS HUT INTERNATIONAL

On February 20, 2001, the Company formed an indirect wholly-owned U.S. subsidiary, Shade Acquisition Corp., for the purpose of making a tender offer for all the outstanding common stock of Sunglass Hut International, Inc. ("SGHI"), a publicly traded company on the NASDAQ National Market. The tender offer commenced on March 5, 2001 and was completed on March 30, 2001. On April 4, 2001, Shade Acquisition Corp. was merged with and into SGHI and SGHI became an indirect wholly-owned subsidiary of the Company. As such, the results of SGHI have been consolidated into the Company's consolidated financial statements as of the acquisition date. The acquisition was accounted for using the purchase method, and accordingly, the purchase price of Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. This included an independent valuation of the value of intangibles, including trade names. As a result of the final independent valuation, which was completed in March 2002, the aggregate balance of goodwill and other intangibles previously recorded at December 31, 2001 increased by approximately Euro 147 million. The excess of purchase price over net assets acquired has been recorded in the accompanying consolidated balance sheets.

2. ACQUISITION OF SUNGLASS HUT INTERNATIONAL (Continued)

The purchase price and expenses have been allocated based upon the valuation of the Company's acquired assets and liabilities assumed as follows (thousands of Euro):

	Thousands of Euro
Assets purchased:	
Cash and cash equivalents	17,023
Inventories	90,034
Property, plant and equipment	113,212
Prepaid expenses and other current assets	14,717
Accounts receivable	2,161
Trade name	340,858
Other assets including deferred tax assets	34,657
Liabilities assumed:	
Accounts payable and accrued expenses	(101,020)
Other current liabilities	(52,200)
Deferred tax liabilities	(135,340)
Long-term debt	(128,691)
Bank overdraft	(104,155)
Fair Value of Net Assets	91,256
Other Intangible Assets (including goodwill)	466,790
Total Purchase Price	558,046

Certain consolidated adjusted financial information for the three month period ended March 31, 2001, giving effect to the SGHI acquisition as if it occurred on January 1, 2001, among other items, is disclosed in the "Management Discussion and Analysis" section.

3. INVENTORIES

Inventories consisted of the following (Thousand of Euro):

	December 31, 2001	March 31, 2002
Raw materials	59,460	66,231
Work in process	23,634	21,880
Finished goods	288,312	276,367
Total	371,406	364,478

4. EARNINGS PER SHARE

Earnings per share are computed by dividing net income by the number of weighted-average shares outstanding during the period. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Continued)

5. STOCK OPTION PLAN

Options to purchase an aggregate of 8,902,200 Ordinary Shares of the Company were outstanding at March 31, 2002. These options become exercisable in three equal annual installments and expire on or before January 31, 2011. During the first three months of 2002, 833,683 options were exercised. As the Company has elected to apply Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense was recognized because the options' exercise price was equal to the fair market value of the stock on the date of each grant.

6. CONVERSION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

The consolidated financial statements presented in Euro as of and for the three months ended March 31, 2002, are also translated in U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. Dollar 0.8717, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at March 29, 2002. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

7. INCOME TAXES

The 2001 and 2002 effective tax rates are less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

8. NEW ACCOUNTING PRONOUNCEMENTS

In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles". The pronouncement is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in financial statements after that date. As a result of this statement, goodwill and intangibles deemed to have an indefinite life will no longer be amortized in the same manner as under the previous standards. However, they will be reviewed periodically for impairment and thus there may be more volatility in reported income.

After an evaluation, the Company has concluded that the carrying value of goodwill and other intangible assets included in the Consolidated Balance Sheet as of January 1, 2002, does not exceed its fair market value, and as a result, has not recorded an asset impairment charge for the adoption of SFAS No. 142. The Company has determined that the useful life of its trade names ranges from 20 to 25 years and, therefore, their value is amortized on a straight-line basis over their useful life. Amortization expense relating to intangible assets for the three month period ended March 31, 2002 were Euro 9.4 million, compared to Euro 19.9 million for the same period of 2001.

9. RECLASSIFICATION OF 2001 INCOME STATEMENT

Starting January 1, 2002, certain costs and expenses in the statement of consolidated income of the retail segment have been reclassified. Therefore, certain items for the three month period ended March 31, 2001 have been reclassified to conform to the new presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002

The following discussion should be read in conjunction with the disclosure contained in the Company's annual report on Form 20-F for the year ended December 31, 2001, which contains, among other things, a discussion of the Company's significant accounting policies.

OVERVIEW

The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium- priced prescription frames and sunglasses. The Company operates in the retail segment through its Optical Retail Division consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters") and, since April 2001, including Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut"). As of March 31, 2002, LensCrafters operated 865 stores throughout the United States of America, Canada and Puerto Rico and Sunglass Hut operated 1,880 stores located internationally in North America, Europe and Australia.

The Company in the past has generally experienced variability in sales volume by quarter throughout the year due to seasonality associated with the sale of sunglasses. With the acquisition of Sunglass Hut, this seasonality effect has increased.

As a result of the acquisition of LensCrafters in May 1995 and the Company's subsequent expansion of its business activities in the United States through the acquisition of the Ray-Ban sunglass business in 1999 and Sunglass Hut in 2001, the Company's results of operations, which are reported in Euro, have been rendered more susceptible to currency fluctuations between the Euro and the U.S. dollar. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, the strengthening of the U.S. dollar from an average exchange rate in the three month period ended March 31, 2001 of Euro 1.00 = U.S. dollar 0.9230 to Euro 1.00 = U.S. dollar 0.8766 in the three month period ended March 31, 2002, has impacted the Company's reported revenues and expenses during the periods discussed herein.

On June 26, 1999, the Company acquired the Ray-Ban business for a purchase price of approximately U.S. $655 million (Euro 635 million based on the exchange rate in effect at such time), subject to post-closing adjustments. The acquisition was accounted for under the purchase method. Since the acquisition, the Company has closed Ray-Ban's entire frame manufacturing facilities outside Italy and integrated these operations into its own. This integration was substantially completed by the second quarter of 2000. In January 2002, the Company settled a purchase price dispute with Bausch & Lomb, Incorporated along with certain other litigation. The settlement resulted in a reduction in the purchase price of approximately U.S. $42 million and, accordingly, goodwill and a liability to Bausch & Lomb previously recorded have been reduced and the Company received a payment of U.S. $23 million in January 2002.

In April 2001, through the completion of a tender offer and subsequent merger, the Company acquired all of the outstanding capital stock of Sunglass Hut for a purchase price of approximately Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses). The acquisition was accounted for under the purchase method and the results of Sunglass Hut have been included in the Company's consolidated results since the date of acquisition.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002

The following table sets forth for the three month periods indicated the percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Three months ended March 31.			
	2001 (Thousand of Euro)	%	2002 (Thousand of Euro)	%
Net sales	664,142	100.0	866,769	100.0
Cost of sales	188,438	28.4	244,529	28.2
Gross profit	475,704	71.6	622,240	71.8
Selling, general and administrative expense	345,602	52.0	459,055	53.0
Income from operations	130,102	19.6	163,185	18.8
Other expense (income)—net	11,760	1.8	16,157	1.9
Provision for income taxes	33,127	5.0	44,108	5.1
Minority interests	1,603	0.2	1,849	0.2
Net income	83,612	12.6	101,071	11.7

The results of operations for the three month period ended March 31, 2002 include two significant changes from the comparable three month period in 2001. These changes are (i) the inclusion of Sunglass Hut operations, which were acquired in April 2001 and thus not included in the three month period ended March 31, 2001 statement of operations and (ii) the effect of the adoption of SFAS No. 142 "Goodwill and Other Intangibles" whereby goodwill and other intangibles which are deemed to have an indefinite life will no longer be amortized into the statement of operations on a straight line basis as required by the previous standard but will be tested periodically for impairment.

Because of these two significant changes, the Company has included the following table of consolidated adjusted sales and operating income for the three month period ended March 31, 2001. These consolidated adjusted amounts reflect the following adjustments:

1. The consolidated results of Sunglass Hut International, Inc. for the three month period ended March 31, 2001, prior to the acquisition, were adjusted for the elimination of a one time restructuring charge recorded in the period of approximately U.S.$ 30 million and the elimination of goodwill amortization as contemplated by the adoption of SFAS No. 142;
2. The elimination of wholesale sales to Sunglass Hut from Luxottica Group entities for the three month period ended March 31, 2001; and
3. The elimination of goodwill amortization for the three month period ended March 31, 2001 of all the Company's entities as contemplated by the adoption of SFAS No. 142.

This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the Sunglass Hut acquisition been completed and SFAS No. 142 been effective as of January 1, 2001.

The following table reflects the Company's net sales and income from operations for the three month period ended March 31, 2001 as reported and as adjusted:

	2001, as reported (Thousand of Euro)	2001, as adjusted (Thousand of Euro)
Net Sales	664,142	805,776
Income from Operations	130,102	132,485

Net Sales—Net sales increased 30.5 percent to Euro 866.8 million during the first three months of 2002, as compared to Euro 664.1 million for the same period of 2001. During the three months ended March 31, 2002, net sales in the retail segment accounted for approximately 65.6 percent of total net sales, compared to approximately 58.0 percent of the total net sales in the same period of 2001, primarily due to the incremental Sunglass Hut sales and, to a lesser extent, the strengthening of the U.S. dollar.

On a consolidated adjusted basis, as reflected in the above table, net sales of the Company would have increased by 7.6 percent in the first quarter of 2002, compared to the same period of 2001, as adjusted. This net increase was primarily the result of an increase in wholesale sales to opticians and other independent retailers, along with the strengthening of the U.S. dollar over the comparable period of the prior year.

Net sales in the retail segment, through LensCrafters and Sunglass Hut, increased 47.5 percent to Euro 568.5 million for the three months ended March 31, 2002 from Euro 385.5 million for the same period of 2001.

On a consolidated adjusted basis, net sales of the retail segment would have increased by 6.5 percent in the first quarter of 2002, compared to the same period of 2001, as adjusted. This increase was primarily due to the strengthening of the U.S. dollar against the Euro, which increased 5.3 percent. In constant U.S. dollar terms, retail sales would have increased 1.2 percent, due mainly to an increase in the number of stores, while comparable store sales remained stable compared to the same period of 2001, as adjusted. The number of LensCrafters' retail stores increased to 865 at March 31, 2002 from 858 at March 31, 2001. The Company operated 1,880 Sunglass Hut stores at March 31, 2002.

Net sales to third parties in the manufacturing and wholesale segment increased 9.7 percent to Euro 298.2 million for the three months ended March 31, 2002 from Euro 271.9 million for the same period of 2001, as adjusted. The majority of this increase is attributable to additional sales of our designer lines, particularly to the successful development of the Chanel brand.

On a geographic basis, the United States and Canada operations had net sales of Euro 619.6 million in the first three months of 2002, comprising 71.5 percent of total net sales, an increase of Euro 157.9 million from the same period of 2001, mostly attributable to the Sunglass Hut sales in the region. Net sales for the rest of the world accounted for the remaining Euro 247.2 million, which represents a 22.0 percent increase as compared to the same period of 2001.

Cost of sales—Cost of sales increased 29.8 percent to Euro 244.5 million in the first three months of 2002, from Euro 188.4 million in the same period of 2001, and decreased as a percentage of net sales to 28.2 percent from 28.4 percent, respectively. Manufacturing labor costs increased 7.5 percent to Euro 69.6 million in the first three months of 2002, from Euro 64.8 million in the same period of 2001. As a percentage of net sales, cost of labor decreased to 8.0 percent from 9.8 percent. For the first three months of 2002, the average number of frames produced daily in Luxottica's facilities was approximately 120,000 versus 124,000 for the same period of 2001.

Gross Profit—For the reasons outlined above, gross profit increased 30.8 percent to Euro 622.2 million in the first three months of 2002, from Euro 475.7 million in the same period of 2001. As a percentage of net sales, gross profit increased to 71.8 percent in the first three months of 2002 from 71.6 percent in the same period of 2001.

Operating Expenses—Total operating expenses increased 32.8 percent to Euro 459.1 million in the first three months of 2002, from Euro 345.6 million in the same period of 2001. As a percentage of net sales, operating expenses increased to 53.0 percent in the first three months of 2002 from 52.0 percent in the same period of 2001.

Selling, royalty and advertising expenses increased 41.5 percent to Euro 375.8 million during the first three months of 2002, from Euro 265.6 million in the same period of 2001. As a percentage of net sales, these expenses increased to 43.6 percent from 40.0 percent. This increase is primarily attributable to the acquisition of Sunglass Hut which, as a retailer, incurs higher selling expenses as a percentage of sales than the Company's wholesale operations. In addition to the additional selling, royalty and advertising expenses of Sunglass Hut for the period ended March 31, 2002 of Euro 82.2 million, the increase is also attributable to the strengthening of the U.S. dollar and an increase in royalties from higher designer-line sales.

General and administrative expenses, including intangible asset amortization, increased 4.0 percent to Euro 83.2 million in the first three months of 2002 from Euro 80.0 million in the same period of 2001. This increase was primarily due to the addition of Sunglass Hut general and administrative expenses in the current period, partially offset by the benefit from the elimination of amortization expenses associated with goodwill due to the adoption of SFAS 142. Under SFAS No. 142, goodwill will no longer be amortized but tested for impairment periodically and written down to its fair value when necessary. Excluding these items, the remaining increase as compared to the same period of 2001 is attributable to the strengthening of the U.S. dollar.

As a percentage of net sales, general and administrative expenses decreased to 9.6 percent from 12.0 percent. This decrease was mainly due to the additional Sunglass Hut sales, accompanied by synergies achieved through the integration of Sunglass Hut into LensCrafters. These cost savings were partially offset by the amortization expense associated with the acquired Sunglass Hut trade name.

Income from Operations—Income from operations increased 25.4 percent to Euro 163.2 million in the first three months of 2002, from Euro 130.1 million in the same period of 2001. As a percentage of net sales, income from operations decreased to 18.8 percent from 19.6 percent.

On a consolidated adjusted basis, the increase in the first three months of 2002 would have been 23.2 percent, compared to the same period of 2001, as adjusted. Income from operations, as adjusted, represented 16.4 percent of consolidated adjusted net sales for the first three months of 2001.

Operating margin in the manufacturing and wholesale distribution segment increased to 27.4 percent in the first three months of 2002, from 25.4 percent in the same period of 2001, largely due to the benefit received from the elimination of goodwill amortization expense for the three month period ended March 31, 2002.

Operating margin in the retail segment decreased to 13.6 percent in the first three months of 2002, from 16.5 percent in the same period of 2001, due to the consolidation of Sunglass Hut results of operations. Sunglass Hut's profitability in the first quarter of the year is its lowest due to the effect of seasonality. On a consolidated adjusted basis, operating margin of the retail segment would have been 10.0 percent of consolidated adjusted net sales in the first three months of 2001. The improvement of operating margins for the three month period ended March 31, 2002 as compared to the same period of 2001, as adjusted, is primarily due to: i) the improved gross profit from the more favorable purchase terms that the Company was able to renegotiate with its Sunglass Hut vendors, and ii) the cost savings achieved from improved efficiencies in the Optical Retailing Division's corporate structure.

Interest and Other Expenses—Net interest and other expense was Euro 16.2 million in the first three months of 2002 compared to Euro 11.8 million in the same period of 2001. This increase was attributable to higher interest expense due to the additional borrowings needed to finance the acquisition of Sunglass Hut.

Net Income—Net income before taxes and minority interest increased 24.2 percent to Euro 147.0 million in the first three months of 2002, from Euro 118.3 million in the same period of 2001. As a percentage of net sales, net income before taxes and minority interest decreased to 17.0 percent from 17.8 percent. Minority interest of Euro 1.8 million in the first three months of 2002 increased from Euro 1.6 million in the same period of 2001. The Company's effective tax rate increased to 30.0 percent from 28.0 percent in the same period of 2001. Net income increased 20.9 percent to Euro 101.1 million in the first three months of 2002 from Euro 83.6 million in the same period of 2001. Net income as a percentage of net sales decreased to 11.7 percent from 12.6 percent in the comparable period of 2001.

Basic earnings per share for the first three months of 2002 was Euro 0.22, increasing from Euro 0.19 for the same period of 2001. Diluted earnings per share for the first three months of 2002 was Euro 0.22, increasing from Euro 0.18 for the same period of 2001.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2002 the Company's consolidated net financial position (defined as aggregate financial debts less cash balances) was Euro (1,406.3) million compared to Euro (1,469.9) million as of December 31, 2001. This improvement is attributable to the cash generated by operating activities during the first three months of 2002, only a portion of which was used in investing activities.

The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion. In June 1999, the Company received the proceeds of a Euro 350 million Eurobond offering by a wholly-owned subsidiary of the Company, which was used to repay indebtedness under a prior credit agreement. Luxottica Group S.p.A. guaranteed the subsidiary's obligations under the eurobonds. The eurobonds bear interest at the fixed rate of 3.625 percent per annum and mature in June 2002. In June 2002, the Company repaid the eurobonds with borrowings under a new U.S. $350 million credit agreement, discussed further below.

In June 1999, the Company acquired the Ray-Ban business from Bausch & Lomb Incorporated for a purchase price of U.S. $655 million (Euro 635 million), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro 630 million) credit facility with UniCredito Italiano SpA. The interest rate applicable to amounts provided to the Company under the credit facility was Euribor plus 0.5 percent. In June 2000, the Company refinanced this short-term credit facility with a new credit facility which provides for total maximum borrowings of Euro 500 million. The new credit facility is unsecured, expires in June 2003, and allows the Company to select interest periods of one, two, three or six months. The term loan portion of the agreement is for Euro 300 million and requires equal quarterly installments of principal (Euro 25 million). Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.4 percent (3.826 percent on March 31, 2002). The revolving loan portion allows for maximum borrowings of Euro 200 million; amounts borrowed under the revolving loan facility may be paid and reborrowed until the expiration of the agreement. The Company can select interest periods of one, two, three or six months until the agreement terminates in June 2003 and interest accrues at Euribor plus 0.375 percent (3.789 percent on March 31, 2002).

In December 2000, the Company entered into a new credit facility providing for maximum borrowing of Euro 256 million from San Paolo IMI S.p.A. Bank. The outstanding borrowings under the credit facility on March 31, 2002 were Euro 96 million. This credit facility was secured by a restricted cash deposit in a U.S. subsidiary's bank account in the amount of U.S. $83 million. The amount of the deposit is required to be the U.S. dollar equivalent of the aggregate amount of all of the loans outstanding under the credit facility. The credit facility was terminable every quarter and was scheduled to mature in June 2002.

Interest accrued on the outstanding loans under the facility at Euribor (as defined in the agreement) plus 0.25 percent (3.675 percent on March 31, 2002). The agreement allows the Company to select interest periods of one, two, three or six months for each loan. In June 2002, the Company repaid the amounts outstanding under the credit facility with amounts held in the restricted deposit account and terminated the facility.

In March 2001, the Company entered into a new credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut. The credit facility is unsecured, expires in September 2002, and allows the Company to select interest periods of one, two or three months. The term loan portion of the credit agreement is for Euro 200 million and requires quarterly payments of interest. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.325 percent (3.825 percent on March 31, 2002). The revolving loan portion allows for maximum borrowings of Euro 300 million; amounts borrowed under the revolving portion of the credit agreement may be repaid and reborrowed until the expiration of the agreement. The revolving loan can be renewed for periods of one, two or three months until the agreement terminates in September 2002 and accrues interest at Euribor plus 0.325 percent (3.825 percent on March 31, 2002).

In March 2002, Sunglass Hut redeemed its outstanding 5.25% convertible subordinated notes, as provided in the indenture under which such notes were issued. The net loss on the extinguishment of the debt evidenced by the notes was immaterial to the Company's consolidated financial statements.

In June 2002, Luxottica U.S. Holdings Corp., a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano. The credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provides U.S. $200 million of borrowing availability and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million. Interest accrues under the credit facility at LIBOR plus .50 percent (2.387 percent on June 17, 2002), and the credit facility allows us to select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. Borrowings under the credit facility were used to repay the Euro 350 million aggregate principal amount of our eurobonds maturing in June 2002 and the related currency swap agreement. The net impact of the swap settlement was not significant.

FORWARD LOOKING INFORMATION

Certain statements in this Form 6-K may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors, and other risks referred to in the Company's filings with the Securities and Exchange Commission.

LUXOTTICA GROUP

Set forth below is the text of a press release issued by the Company on April 24, 2002. The press release speaks as of the date it was first issued, and the Company does not intend to update or revise any forward looking statements contained in the press release based on new information, future events or otherwise.

Luxottica 1Q02 Net Income Up 20.9 Percent

Group highlights for the first quarter:

- **Net sales up by 30.5 percent to Euro 866.8 million (US$ 759.8 million)**
- **Operating income up by 25.4 percent to Euro 163.2 million**
- **Earnings per ADS to Euro 0.22 (US$0.20)**

Milan, Italy, April 24, 2002—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced record results for the three-month period ended March 31, 2002.

Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

The Company's results are stated herein in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale, including Ray-Ban and retail components, which include Sunglass Hut International and LensCrafters. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement.

Luxottica considers the financial results denominated in Euro, the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. dollars were converted at the average exchange rate for the three-month period ended March 31, 2002, of Euro 1.00 = US$0.8766, compared with Euro 1.00 = US$0.9230 for the first quarter of 2001.

Consolidated Results:

- **First quarter of 2002**

Consolidated net sales for the first quarter rose by 30.5 percent to Euro 866.8 million, from Euro 664.1 million for the same period of 2001.

Consolidated gross profit for the quarter rose by 30.8 percent to Euro 622.2 million, from Euro 475.7 million for the equivalent period last year. Gross margin for the quarter was 71.8 percent.

Consolidated operating income for the first quarter rose by 25.4 percent to Euro 163.2 million, from Euro 130.1 million for the equivalent quarter last year. Operating margin for the quarter was 18.8 percent.

Consolidated net income for the quarter rose by 20.9 percent to Euro 101.1 million, from Euro 83.6 million for the first quarter of last year. Consequently, consolidated net margin for the quarter was 11.7 percent.

Earnings per American Depositary Share (ADS) (one ADS represents one ordinary share) for the first quarter were Euro 0.22, compared with Euro 0.19 for the same period last year. In U.S. dollars, earnings per ADS (EPADS) for the quarter were US$0.20, compared with EPADS of US$0.17 for the first quarter of last year.

Net outstanding debt on March 31, 2002, decreased by Euro 63.6 million to Euro 1,406.3 million, compared with net outstanding debt of Euro 1,469.9 million on December 31, 2001.

Breakdown of Manufacturing/ Wholesale and Retail Results:

- **Manufacturing/Wholesale Division**

Luxottica's manufacturing/wholesale sales for first quarter rose by 8.4 percent to Euro 324.8 million, from Euro 299.7 million for the same period the previous year. Assuming unchanged exchange rates, manufacturing/wholesale sales for the first quarter would have risen year-over-year by 7.5 percent.

Manufacturing/ wholesale operating income for the quarter rose by 16.9 percent to Euro 88.9 million, from Euro 76.1 million for the first quarter of 2001.

Leonardo Del Vecchio, chairman and founder of Luxottica Group, said: "During the quarter, concomitant with the closing of the Hong Kong crystal lenses manufacturing facility, we increased our sun lenses manufacturing capacity by starting to also produce polycarbonate lenses in the Italian facility of Lauriano near Torino."

"We currently produce nearly 100 percent of our crystal lenses needs and 30 percent of polycarbonate lenses. By manufacturing a greater percentage of our needs internally, we are able not only to improve the quality of the lenses, but also to benefit from significant cost savings. Additionally, the diminished dependence from outside suppliers allowed us to optimize delivery times throughout our operations, which had already been reduced in Europe as a result of concentrating all logistics in a single distribution center in Sedico, Italy."

- **Retail Division**

Group's retail results for the three-month period ended March 31, 2002, included results for both LensCrafters and Sunglass Hut International, as they are effectively run as a single division of the Group. Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

Retail sales for the first quarter rose by 40.1 percent to US$498.4 million, from US$355.8 million for the equivalent quarter last year. Same store sales for the quarter were unchanged year-over-year.

Retail operating income for first quarter improved by 15.2 percent to US$67.6 million, from US$58.7 million for the same quarter last year.

Mr. Del Vecchio continued: "The performance of the Group's retail division for the first quarter was significant both in terms of sales and profitability. We enjoyed a positive quarter-over-quarter trend in terms of same store sales, while the strong profitability levels reached by the division for the quarter were possible thanks to synergies from the integration of the Sunglass Hut operations into the Group. In fact, I am particularly pleased that Sunglass Hut reached break even for the quarter, while posting an US$11 million operating loss for the first quarter of last year. As a result, we expect that Sunglass Hut's profitability will be in line with that of LensCrafters by the end of this year."

Statement from the Chairman:

Mr. Del Vecchio concluded: "Market indicators currently point to an improvement in consumers' confidence as a result of the at least a partial recovery of the economy in the U.S. and, more in general, on a global scale. This was reflected in a pickup in our business, especially at the wholesale level, where our efforts to improve customer service resulted in a strengthening of our performance not only in North America, but also in Europe, Asia and Latin America, with the sole exception of Argentina."

"I am particularly pleased with the growth experienced by the Group in the Far East, where our operations had been under greater pressure than in other regions, but during the first quarter posted improved results."

"Consequently, because of the good performance of the first quarter and despite the uncertainty in terms of the size and duration of the economic recovery, I am now more confident in the outlook for the coming quarters and expect that the Group will post consolidated sales for the full year in excess of Euro 3,300, with net margin of around 12.0 percent."

Luxottica is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,100 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica acquired Sunglass Hut International International, a leading sunglass retailer with over 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2001, Group net sales improved year-over-year by 26.8 percent to Euro 3,064.9 million and net income by 23.9 percent to Euro 316.4 million. Additional information on the company is available on the web at www.luxottica.com.

Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce new products, the Company's ability to effectively integrate recently acquired businesses, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.

Contacts:

Sabina Grossi, Manager, Investor Relations
Alessandra Senici, Investor Relations

Luxottica Group S.p.A.

Tel.: +39-02-8633-4600
E-mail:SabinaGrossi@Luxottica.com
AlessandraSenici@Luxottica.com

# # #

LUXOTTICA GROUP S.p.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: July 11, 2002

By: ____________________
ROBERTO CHEMELLO
CO-CHIEF EXECUTIVE OFFICER

EXHIBIT INDEX

EXHIBIT 4.1

FACILITY AGREEMENT

US$ 350,000,000

DATED 13 JUNE, 2002

BETWEEN

LUXOTTICA US HOLDINGS CORP.
(as Borrower)

AND

LUXOTTICA GROUP S.p.A.
(as Obligor)

AND

UBM - UNICREDIT BANCA MOBILIARE S.p.A.
(as Arranger)

AND

UNICREDITO ITALIANO S.p.A.
New York branch
(as Agent)

AND

BANCA MONTE DEI PASCHI DI SIENA S.p.A.
New York branch

BANCA NAZIONALE DEL LAVORO S.p.A.
New York branch

and

SAN PAOLO IMI S.p.A.
New York branch

(as Lending Banks)

ALLEN & OVERY
Milan
ML:52001.1

TABLE OF CONTENTS

Clause **Page**

Schedules **Page**

THIS FACILITY AGREEMENT is entered into in London today, 13 June, 2002 between:

(1) LUXOTTICA US HOLDINGS CORP. (the "**Company**");

(2) LUXOTTICA GROUP S.p.A. (the "**Obligor**");

(3) UBM - UNICREDIT BANCA MOBILIARE S.p.A. (as arranger, the "**Arranger**");

(4) UNICREDITO ITALIANO S.p.A., New York subsidiary (as agent, the "**Agent**"); and

(5) THE BANKS AND THE CREDIT INSTITUTIONS listed in Schedule A (Lending Banks) as lending banks (the "**Lending Banks**").

IT IS HEREBY AGREED as follows.

1. INTERPRETATION

1.1 Schedules

The Schedules are an integral and essential part of this Agreement.

1.2 Definitions

In this Agreement:

"**Agent**"

means UniCredito Italiano S.p.A., with registered office at Via Dante 1, Genoa, New York subsidiary, in its capacity as agent of the Lending Banks pursuant to Clause 19 (The Agent) or any agent appointed as a replacement for UniCredito Italiano S.p.A. pursuant to Clause 19.

"**Arranger**"

means UBM - UniCredit Banca Mobiliare S.p.A., with registered office at Via Tommaso Grossi 10, Milan, in its capacity as the arranger of the facility.

"**Lending Banks**"

means:

(a) the Lending Banks; and

(b) the banks or any other authorised person that should become parties to this Agreement following an Assignment pursuant to Clause 24 (Assignment of the Agreement).

"**Balance Sheet**"

means each consolidated balance sheet of the Obligor drawn up in compliance with the Accounting Principles and sent to the Agent pursuant to Clause 15.2 (Communication of documents).

"Notice of Assignment"

means the notice referred to in Clause 24.3 (Notice of Assignment) drawn up according to the form set out in Schedule F.

"Agreement"

means this Agreement.

"Subsidiary"

means each company controlled by the Obligor, whether directly or indirectly, pursuant to article 2359 of the Italian civil code.

"Relevant Subsidiary"

means:

(a) the Company; and

(b) any other Subsidiary of which:

 (i) the turnover, together with that of its subsidiaries, if any, exceeds 5% of the Obligor's turnover on a consolidated basis;

 (ii) the equity, together with that of its subsidiaries, if any, exceeds 5% of the Obligor's equity on a consolidated basis;0

 (iii) the profit, together with that of its subsidiaries, if any, exceeds 5% of the Obligor's net profit on a consolidated basis.

 For the purposes of paragraph (i), (ii) and (iii), "subsidiary" shall mean each company controlled, whether directly or indirectly, pursuant to article 2359 of the Italian civil code.

"Interest Payment Date"

means:

(a) with reference to the Tranche A Advance, the calendar day corresponding to the Advance Date in the month of maturity of each Interest Period;

(b) with reference to each Tranche B Advance, the calendar day corresponding to the Advance Date of each first, second or third month following the Advance Date or, in the event of a rollover of the Advance, to the rollover date (or, in the absence of a corresponding date, the last day of the relevant month), according to the duration of the relevant Interest Period during which the Company will pay the Agent the amount of interest accrued during the Interest Period just expired. Should an Interest Period expire on the Final Repayment Date or after such date, the Interest Payment Date relating to such Interest Period shall be the Final Repayment Date.

In the event that an Interest Payment Date is not a Business Day, the payment of interest shall be considered as due on the immediately following Business Day or, if such Business Day is in the following month, on the immediately preceding Business Day, the Interest Period being extended or reduced accordingly until the day that precedes the payment; the following Interest Period, if any, shall begin on the date of the payment so extended or reduced.

"Rate Fixing Day"

means the second Business Day preceding the start of each Interest Period.

"Expiry Date"

means, with reference to each Tranche B Advance, the last day of the first Interest Period relating to such Advance or, where the Advance was rolled over for any further Interest Periods, the last day of the last Interest Period for which the advance was rolled over.

"Final Expiry Date"

means, with reference to Tranche B, 17 June, 2005.

"Subscription Date"

means the date on which this Agreement was subscribed.

"Advance Date"

means the date of disbursement of each Advance.

"Final Repayment Date"

means, with reference to Tranche A, 17 June, 2005.

"Material Adverse Effect"

An event having a Material Adverse Effect means an event of which the direct or indirect consequences may adversely, and materially, affect the assets or the economic, financial or operational situation of the Company, the Obligor or the Group.

"Relevant Event"

means each event, matter or circumstance identified as such pursuant to Clause 16 (Relevant Events.)

"Facility"

has the meaning ascribed to it in Clause 2.1 (The Facility).

"Obligor"

means Luxottica Group S.p.A. with registered office at Via Cantù 2, Milan, share capital equal to Euro 27,243,420.

"Security"

means any security or lien, any assignment of assets or claims as security and any act or transaction or category of acts or transactions having as their aim or consequence the granting of an asset as security in favour of the grantor or any third parties, except anyway any legal charge or lien.

"Allowed Security"

means:

(i) the Security existing as at the Subscription Date, as well as, with prior notice sent to the Agent, the security granted to replace them (provided that the secured amount does not exceed the amount secured by the Security replaced);

(ii) the Security granted after the Subscription Date and not included in the previous paragraph (i), with prior notice sent to the Agent, provided that the aggregate amount of the obligations secured by such Security does not exceed US$ 100,000,000 (one hundred million) (or an equivalent amount in a different currency).

"Business Day"

means a day (other than Saturday and Sunday) on which banks are authorised to be open for business in New York and in Milan.

"Group"

means the Obligor and its Subsidiaries.

"Maximum Secured Amount"

means US$ 425,000,000 (four hundred and twenty-five million).

"Financial Indebtedness"

means any debt accruing interest in any form and any obligations which entail or may entail the disbursement of money (including, without limitation, leasing undertakings and security with recourse on the assigned claims).

"Default Interest"

has the meaning ascribed to it in Clause 8.5 (Default Interest).

"Reference Banks"

means UniCredito Italiano S.p.A., Banca Nazionale del Lavoro S.p.A. and Sanpaolo IMI S.p.A.

"LIBOR"

means the rate determined on the Rate Fixing Day at 11:00 a.m. (Central Europe Time) by the British Bankers Association and appearing on the Reuters screen, currently on page FRBD, or on any replacing page.

"Majority Lending Banks"

means Lending Banks the aggregate of whose commitments represent by value more than $66^{2}/_{3}$ (sixty-six and two thirds) per cent. of the Facility.

"Mandate"

has the meaning ascribed to it in Clause 19.1 (Grant of Mandate).

"Margin"

means 0.5 percentage points per annum.

"Parties"

means the parties to this Agreement.

"Interest Period"

means each period of interest determined in accordance with Clause 9 (Interest Periods).

"Advance Period"

means:

(a) with reference to Tranche A, the period going from the Subscription Date to the 15th day following such Subscription Date;

(b) with reference to Tranche B, the period going from the Subscription Date to the calendar day corresponding to the Final Expiry Date in the month preceding such Final Expiry Date.

"Accounting Principles"

means the accounting principles usually recognised and used in the United States and called US GAAP.

"Intellectual and Industrial Property"

means any rights on trademarks (whether registered or not), distinguishing marks, firms, corporate names, Internet domain names, works, computer applications, logos, slogans, licenses (including any license application), copyright and related rights, rights on databanks, industrial and commercial secrets, confidential information, industrial, commercial and technical information, know-how, formulas, algorithms, patterns, decorative drawings, methods and any other similar intellectual and industrial property, whether registered or not.

"Commitment"

means, with reference to each of the Lending Banks, the amount set forth in Schedule A as updated pursuant to Clause 24.3 (Notice of Assignment).

"Authorised Representative"

means each of the persons listed in Schedule G with the power to subscribe validly, in the name and on behalf of the Company, the Advance Request, the Rollover Requests, the Prepayment Requests and any other notice under or in connection with this Agreement. The appointment or the replacement of an Authorised Representative shall be notified in writing to the Agent by the Company and shall be effective as of the Business Day following such notice.

"Prepayment Request"

means the request for an early redemption of Tranche A or part of it made by the Company pursuant to Clause 7.3 (Voluntary Prepayment), drawn up according to the form set out in Schedule D.

"Rollover Request"

means the request for the rollover of a Tranche B Advance made by the Company pursuant to Clause 5 (Disbursement), drawn up according to the form set out in Schedule C.

"Advance Request"

means the request for the utilisation of the Facility made by the Company pursuant to Clause 5 (Disbursement), drawn up according to the form set out in Schedule B.

"Semi-annual Report"

means each semi-annual consolidated report of the Obligor drawn up according to the Accounting Principles and sent to the Agent pursuant to Clause 15.2 (Communication of documents).

"Initial Balance Sheet"

means the consolidated balance sheet of the Obligor as at 31 December, 2001, drawn up according to the Accounting Principles and delivered to the Agent before the subscription of this Agreement.

"Company"

means Luxottica US Holdings Corp. with registered office at 1209 Orange Street, Wilmington, Delaware, U.S.A., at Corporation Trust Company.

"Interest Rate"

has the meaning ascribed to it in Clause 8.1 (Determination).

"Reference Rate"

means, with reference to each Interest Period, LIBOR with a one, two or three months 'maturity for the corresponding one, two or three months' Interest Period.

In the event that the last Interest Period does not have a duration of one, two or three months, the Reference Rate shall be equal to the linear fitting between LIBOR for the immediately shorter period and LIBOR for the immediately longer period.

If LIBOR is not quoted on Reuters ATIA, the Reference Rate shall be equal to the arithmetic mean of the rates which the Reference Banks offered to prime banks in the European Interbank Market in respect of the relevant Interest Period and quoted at 3:00 p.m. (Central Europe Time) on the Rate Fixing Day by the Reference Banks and determined by the Agent.

"Tranche A"

has the meaning ascribed to it in Clause 2.1 (The Facility).

"Tranche B"

has the meaning ascribed to it in Clause 2.1 (The Facility).

"Assignment"

has the meaning ascribed to it in Clause 24.1 (Consent to the Assignment).

"Advance"

means each advance of the Facility.

1.3 Headings

Clause, paragraph and Schedule headings are for ease of reference only and cannot be used to interpret contractual provisions.

1.4 Other Rules for the Interpretation of this Agreement

In this Agreement, except where otherwise specified:

(a) "authorisations" means any authorisation, license, permission, concession and other provision of similar nature granted by any administrative or regulatory authority at national, local or supranational level;

(b) "statutory or regulatory provision" means any legislative, regulatory or administrative provision having the effect of a law or rule at national or local level in any field;

(c) "confidential information and data" refers to information and data which are not public or which cannot anyway be obtained by sources accessible to the public or to a large number of persons;

(d) "insolvency proceeding" means bankruptcy, receivership, acts of disposition and any other insolvency proceeding or other proceeding having similar effects to those of insolvency proceedings, as well the request, addressed to creditors, for arrangements or postponements, also out of court;

(e) "administrative order" means any order issued by any administrative or regulatory authority at the national, local or supranational level;

(f) "judicial order" means any order issued in any manner by an ordinary, administrative or special judicial authority;

(g) "litigation" means any judicial, arbitration or administrative proceeding (including, without limitation, enforcement proceedings, attachments or seizures, proceedings of non-contentious jurisdiction, proceedings provided for by trade-union agreements or by statutory or regulatory provisions relating to trade unions or labour law and proceedings for dispute resolution other than arbitration) pending before any judicial or administrative authority, whether ordinary or extraordinary, tax authority, body vested with jurisdictional functions or arbitrator or board of arbitrators, whether in Italy or abroad;

(h) any reference to "Clauses" and "Schedules" shall be construed as a reference to the clauses and schedules of this Agreement;

(i) the obligation to provide information binding on the Company shall be meant within the limits allowed by the applicable statutory and regulatory provisions (including, without limitation, the provisions of Legislative Decree No. 58 of 24 February, 1998).

2. THE FACILITY

2.1 Grant of the Facility

Upon and subject to the provisions of this Agreement, the Lending Banks hereby make available to the Company a facility for a maximum amount of US$ 350,000,000 (three hundred and fifty million) (the "**Facility**"), divided into two tranches as follows:

(a) a medium-term facility denominated "**Tranche A**" for a maximum amount of US$ 200,000,000 (two hundred million);

(b) a revolving facility denominated "**Tranche B**" for a maximum amount of US$ 150,000,000 (one hundred and fifty million).

2.2 Currency

The facility shall be disbursed in US dollars.

2.3 Obligations of the Lending Banks

(a) The obligations of each of the Lending Banks under this Agreement shall be undertaken pro rata according to and to the extent of their respective Commitments and are separate and not joint in any manner. The Agent or any of the Lending Banks which have performed their respective obligations arising from this Agreement shall under no circumstances be liable for the default of any Lending Bank.

(b) The non-fulfilment by any Lending Bank of any obligation arising from this Agreement shall not affect the validity and the enforceability of the obligations undertaken by the Company towards the other Lending Banks and shall not cause the termination or the annulment of this Agreement, without prejudice to the rights of the Company towards the defaulting Lending Banks.

3. UTILISATION OF THE FACILITY

The Company shall apply the facility to the satisfaction of its financial needs, including the repayment of an inter-company advance expiring in June 2002.

4. CONDITION PRECEDENT

4.1 Conditions precedent to the first Advance

The obligation of the Lending Banks to disburse the first Advance is subordinated to the following:

(a) the Agent must have received all the documents listed in Schedule H;

(b) as at the Advance Date no circumstances or events have occurred the direct or indirect consequences of which may adversely, and materially, affect the assets or the economic, financial or operational situation of the Obligor or the Group compared to the Initial Balance Sheet.

4.2 Condition Precedent to each Advance

The obligation of the Lending Banks to disburse each Advance (including the first Advance) is subordinated to the following:

(a) each of the representations and warranties referred to in Article 14 (Representations and Warranties) is true as at the Advance Date;

(b) no event referred to in Clause 16 (Relevant Events) has occurred or shall occur as a consequence of the disbursement of the Advance.

5. DISBURSEMENT

5.1 Advance Period

(a) The Company shall be able to utilise:

(i) Tranche A in one advance during the Advance Period of Tranche A;

(ii) Tranche B in one or more advances part of it at a time during the Advance Period of Tranche B;

in each case by sending to the Agent, at least 3 (three) Business Days (or, with reference to the Advance Request relating to the first Advance, 2 (two) Business Days) before the Advance Date, Advance Requests duly drawn up and signed.

(b) Each Advance Request, once sent to the Agent, shall be irrevocable.

5.2 Advance Requests

An Advance Request shall be considered as duly drafted if:

(a) the Disbursement Date indicated in the Advance Request falls on a Business Day included in the Advance Period;

(b) with respect to Tranche A, the amount of the Advance requested does not exceed US$ 200,000,000 (two hundred million);

(c) with respect to Tranche B:

(i) the amount of the Advance is not lower than US$ 5,000,000 (five million) and an integral multiple of such amount; and

(ii) the aggregate sum of the amount of the Advance requested and of all the Advances outstanding or requested (and waiting to be disbursed) in respect of Tranche B does not exceed US$ 150,000,000 (one hundred and fifty million) (or the lesser amount consequent on any partial cancellation of Tranche B);

(d) the Interest Period set forth in the Advance Request is in compliance with the provisions of Clause 9 (Interest Periods) and, as regards Tranche B, does not expire after the Final Expiry Date.

5.3 Disbursement

(a) Upon receipt of an Advance Request, the Agent shall send a copy of it to the Lending Banks, specifying the amount that each Lending Bank shall disburse according to the respective commitment, at least 2 (two) Business Days before the Advance Date.

(b) On or before the Business Day preceding the Advance Date, each Lending Bank shall pay the respective amount with value as at the Advance Date to the current account specified by the Agent with the notice referred to in paragraph (i) above.

5.4 Rollover Request

(a) With reference to each Tranche B Advance, the Company has a right to request a rollover of the Advance for further Interest Periods by sending the Agent, at least 3 (three) Business Days before the end of the existing Interest Period, a Rollover Request duly drawn up and signed.

(b) Each Rollover Request, once sent to the Agent, shall be irrevocable.

(c) A Rollover Request shall be deemed as duly drawn up only if the Interest Period specified in such request is in compliance with the provisions of Clause 9 (Interest Periods) and does not expire after the Final Expiry Date.

(d) Upon receipt of a Rollover Request, the Agent shall send a copy of it to the Lending Banks.

(e) The obligation of the Lending Banks to grant the rollover advance is subordinated to the following:

(a) each of the representations and warranties referred to in Article 14 (Representations and Warranties) is true as at the rollover date;

(b) no event referred to in Clause 16 (Relevant Events) has occurred or shall occur as a consequence of the granting of the rollover advance.

6. REPAYMENT

(a) Tranche A shall be repaid by the Company as from 17 March, 2003 in 10 quarterly instalments of equal amount.

(b) Each Tranche B Advance shall be repaid by the Company on the respective Expiry Date.

7. CANCELLATION AND PREPAYMENT

7.1 Automatic Cancellation

(a) The amount of Tranche A which has not been used shall be automatically and fully cancelled on the expiry date of the Advance Period of Tranche A or, if earlier, on the Advance Date of Tranche A.

(b) The amount of Tranche B which has not been used shall be automatically and fully cancelled on the expiry date of the Advance Period of Tranche B.

7.2 Voluntary Cancellation

(a) The Company shall have a right to cancel, in whole or in part, without incurring any penalty or any other cost, the amount of Tranche B which has not been used, with prior notice sent to the Agent at least 15 Business Days before the cancellation date.

(b) The amount cancelled from time to time shall be:

(i) not lower than US$ 10,000,000 (ten million) and

(ii) an integral multiple of US$ 5,000,000 (five million).

(c) The cancelled amounts cannot be reinstated.

7.3 Voluntary Prepayment

(a) The Company shall have a right to prepay, in whole or in part, without incurring any penalty or other cost, the amount of Tranche A, with prior Prepayment Request notice sent to the Agent at least 10 (ten) Business Days before the prepayment date, provided that:

(i) the prepaid amount is not lower than US$ 10,000,000 (ten million) and an integral multiple of US$ 5,000,000 (five million) or it coincides with the whole principal amount of Tranche A outstanding as at the prepayment date;

(ii) the prepayment date coincides with an Interest Payment Date.

(b) The Prepayment Request, once sent to the Agent, shall be irrevocable.

(c) The prepaid amounts shall be considered as applied to the prepayment instalments starting from the last one.

(d) The prepaid amounts cannot be re-borrowed.

7.4 Mandatory Prepayment

The Facility shall be prepaid in full within 15 days after the Agent has sent a written request to such effect in the event that, before the Final Prepayment Date:

(a) a change occurs in the current control of the Company (save any changes consequent on any transfer of commitments within the Group) or of the Obligor, which has not been previously approved by the Majority Lending Banks; or

(b) either the Company or the Obligor carries out or takes part in mergers or spin-offs (save, in the case of the Company, mergers and spin-offs within the Group) or carries out transactions to reduce the share capital.

7.5 Breakage Costs

(a) In the event that, pursuant to Clause 7.4 (Mandatory Prepayment) or otherwise, the Company repays in whole or in part the Facility on a day which is not an Interest Payment Date, the Company shall pay the Lending Banks a compensation, already liquidated, in the amount equal to the difference, that would be to the Lending Banks' detriment, between:

(i) the interest which would have been due for the Interest Period ongoing at the time of the repayment if the prepayment had not been made; and

(ii) the interest on a so-called re-borrowing facility in the same currency and with similar characteristics to those of the Facility.

(b) The coupon rate for the re-borrowing facility shall be the one used for loans in the same currency the duration of which is the most similar to that of the outstanding Interest Period during which the prepayment was made.

8. INTEREST RATE

8.1 Determination

The interest rate for each Interest Period shall be equal to the aggregate of the Reference Rate and the Margin (the "**Interest Rate**"). Interest shall be computed on the basis of a year of 360 days for the actual number of days in the Interest Period.

8.2 Calculation

The Interest Rate, as determined above, shall be calculated by the Agent on each Fixing Rate Day and immediately notified to the Lending Banks and to the Company.

8.3 Payment

The interest due shall be paid by the Company on each Interest Payment Date by payment of the relevant amount to the Agent.

8.4 Default Interest

(a) If the Company fails to pay fully and in a timely manner the amounts owed by it under this Agreement in terms of principal, interest or otherwise, default interest shall be payable by the Company on the amount due and not yet paid on the basis of the Interest Rate increased by one percentage point (the "**Default Interest**").

(b) For the purposes of the calculation of the Default Interest, the Reference Rate shall be calculated on the basis of LIBOR with maturity at 3 (three) months.

(c) Default Interest shall accrue automatically, without the need for injunction or notice, but simply at the expiry date and shall continue to accrue until the date of the actual payment.

9. INTEREST PERIODS

9.1 General Provisions

(a) For the purposes of the calculation of interest, each Interest Period shall include:

(i) with reference to the first Interest Period, the Advance Date as its first date and the day preceding the Interest Payment Date relating to such Interest Period as its last date;

(ii) with reference to the following Interest Periods, the Interest Payment Date relating to the previous Interest Period as their first date and the day preceding the Interest Payment Date relating to the ongoing Interest Period as their last date.

(b) No Interest Period relating to Tranche A can expire after the day preceding the Final Repayment Date.

(c) No Interest Period relating to Tranche B can expire after the day preceding the Final Expiry Date.

9.2 Duration of Interest Periods

Subject to the provisions of Clause 9.1 (General Provisions):

(a) until the end of the syndication period, the Interest Periods relating to Tranche A and Tranche B shall have a duration equal to one month;

(b) after the end of the syndication period:

(i) the Interest Periods relating to Tranche A shall have a duration equal to one, two or three months, according to what is specified by the Company in a written notice to be sent to the Agent at least 3 (three) Business Days before the beginning of each Interest Period; it being understood that the Interest Periods shall be selected by the Company (or, failing this, by the Agent) so that the expiry dates for the repayment by instalment of Tranche A pursuant to Clause 6 (Repayment) coincide with an Interest Payment Date;

(ii) the Interest Periods relating to Tranche B shall have a duration equal to one, two or three months according to what it is specified by the Company in the Advance Request or in the Rollover Request.

10. PAYMENTS

10.1 Mode of Payment

All the payments to be made by the Company under this Agreement shall be made by the Agent on behalf of the Lending Banks by crediting the relevant sums to account no. 2000193001367 opened in the name of UniCredito Italiano, New York, SWIFT ID: UNCRUS33, CHIPS UID: 070057 at Wachovia Bank, NA, SWIFT ID: PNBPUS3NNYC, Fedwire ABA: 026005092, CHIPS ABA: 509, or to a different account immediately notified to the Company by the Agent from time to time.

10.2 Distribution

(a) On the relevant expiry dates, the Agent shall handle the distribution to the Lending Banks of the sums paid to the Agent by the Company under this Agreement by crediting the amount payable to each Lending Bank to the current account indicated by the latter with same value date as that applied by the Company.

(b) In the event that the Agent has to receive any amount to pay to the Lending Banks under this Agreement, the Agent shall not be obliged to pay such amount to the Lending Banks until such amount is actually paid to the Agent by the Company. However, the Agent may, at its own discretion, pay to the Lending Banks the amounts owed by the Company under this Agreement also before receiving such amounts from the Company. In that case, if the relevant amount is not subsequently paid to the Agent by the Company, the Agent shall have the right to claim back the amounts advanced to the Lending Banks and those Lending Banks that have initially received the payment shall not have a right to raise any objection, including the right of set-off, and such amounts shall be increased by the interest necessary to cover the costs incurred by the Agent in order to raise the relevant capital in the market.

10.3 Currency

Save the payments for which the Company is liable pursuant to Clauses 12 (Taxes and Duties), 13 (Increased Costs) and 21 (Expenses and Indemnities), which shall be made in the same currency in which the relevant costs, charges and expenses were incurred, payments of any principal or interest due and fees referred to in Clause 20 (Fees) and any other payment of amounts of any nature owed by the Company under this Agreement or in connection with it or with its cancellation, termination, annulment or otherwise shall be made by the Company in US dollars.

10.4 No Objections

The obligation of the Company to pay on the due dates the sums due as a repayment of capital, interest or otherwise and, more generally, the performance of any obligation of the Company under this Agreement cannot be suspended or delayed, not even in case of dispute, even if it is a legal action, raised by the Company or by third parties. Any objection, including the right of set-off, can only be asserted after the payment has been made.

10.5 Date for Payment

In the event that a payment has to be made on a day that does not coincide with a Business Day, such payment shall be made on the immediately following Business Day, subject to what otherwise provided in relation to the Interest Payment Dates.

10.6 Partial payments

(a) If the Agent receives from the Company or on behalf of it a payment insufficient to discharge all the amounts then due and payable, the Agent shall apply that payment, irrespectively of any different indication given by the Company or the paying person, towards the obligations of the Company in the following order:

(i) firstly, in or towards payment of any expenses, costs and fees payable to the Arranger or to the Agent;

(ii) secondly, in or towards payment of any expenses, costs and fees payable to the Lending Banks;

(iii) thirdly, in or towards payment of interest (including any default interest) payable to the Lending Banks;

(iv) fourthly, in or towards payment of capital owed to the Lending Banks;

(v) fifthly, in or towards payment of any other sum owed to the Lending Banks under this Agreement.

(b) The Agent, with prior consent of the Majority Lending Banks, can vary the order set out in paragraph (a) (i) to (v) above.

11. ALTERNATIVE RATES

11.1 Absence of Quotations by a Reference Bank

In the event that the Reference Rate has to be fixed in relation to the rates which the Reference Banks offered to prime banks in the European Interbank Market and one of such Reference Banks does not offer any quotation for that rate at the latest at 3:30 p.m. (Central Europe Time) on the Rate Fixing Day, the Reference Rate shall be quoted, subject to the provisions of Clause 11.2 (Alternative Rates) below, on the basis of the quotations of the other Reference Banks.

11.2 Alternative Rates

(a) In the event that:

(i) the Reference Rate has to be fixed in relation to the rates which the Reference Banks offered to prime banks in the European Interbank Market and none or only one of such Reference Banks offers such quotation at 3:30 p.m. at the latest (Central Europe Time) on the Rate Fixing Day, or

(ii) for reasons related to the interbank market or financial markets in general:

(A) it is not possible for the Majority Lending Banks to raise in the market the funds necessary for the Facility with respect to a given Interest Period, or

(B) the costs of such funds for such Interest Period exceed LIBOR for the Majority Lending Banks,

the Agent shall promptly inform the Company that the provisions of this Clause 11.2 are enforceable.

(b) During the 5 (five) Business Days following the notice referred to in paragraph (a) above, the Company and the Agent shall conduct negotiations for a maximum period of time of 30 (thirty) days in order to agree an alternative reference rate which would replace, even temporarily, the Reference Rate. The alternative rate so agreed shall be binding on all parties, subject to approval by the Lending Banks.

(c) Until an agreement is reached pursuant to paragraph (b) above, the reference date shall be calculated by the Agent on the basis of the actual cost of the funds notified to the Agent by each Lending Bank.

(d) In all the cases contemplated in Clause 11.2, the alternative reference rate shall be increased by the Margin.

11.3 Repayment of the Facility

In the event that an agreement is not reached under paragraph (b) of Clause 11.2 (Alternative Rates) within the date specified therein, the Facility shall have to be repaid immediately.

12. TAXES AND DUTIES

(a) Any charge for taxes, duties, withholding taxes, rights or other similar charges payable in relation to this Agreement, to the payments to be made under it or under the Facility (save only the charges related to direct tax on net income of the Lending Banks) shall be borne solely by the Company, even if such charge occur after the full repayment of any sum due under this Agreement. The Company shall repay such charges to the Lending Banks within 3 (three) Business Days from the relevant written request made by the Agent.

(b) If the charges referred to in paragraph (a) above are deducted from the amount of payments to be made by the Company or the Obligor to the Lending Banks through the Agent pursuant to this Agreement, the Company (or the Obligor, as the case may be) shall pay an additional amount so that the Agent, in the name and on behalf of the Lending Banks, shall receive a net amount equal to the amount which the Agent would have received if such charges had not been made payable.

(c) If a Lending Bank, as a consequence of the receipt of an additional amount pursuant to paragraph (b) above, accrues credit tax, the Lending Bank shall pay to the Company (or to the Obligor, as the case may be) a sum equal to the amount of the actual benefit that the Lending Bank derived from the use of such tax credit. The amount referred to in this paragraph shall have to be paid by the Lending Bank within 15 (fifteen) Business Days from the payment of the tax that benefited by the tax credit. It is understood that the computation of such amount shall be made by the Lending Bank and that such Lending Bank shall be free to manage its fiscal policy at its sole discretion and shall not be obliged, pursuant to this paragraph or any other provision herein, to claim the repayment of the tax credit so accrued or to disclose to the Company or the Obligor any data or information regarding its fiscal policy or its accounts.

13. INCREASED COSTS

If any amendments to the law or any other measures, even administrative or regulatory, take place which cause a change in the current legislation or regulation, also supranational, including in the EU, and cause an increase in costs or in any charge (including the lesser income owing to changes in the obligation of confidentiality) payable by any Lending Banks in relation to the amounts disbursed or to be disbursed or to the participation in this Agreement, the Agent shall immediately notify the Company, which shall promptly pay, within the next 5 (five) Business Days, compensation for such increased costs or charges evidenced by the Agent. Without prejudice to the full discretion of the Lending Banks in the setting-up and management of their fiscal and budget policies, the Lending Banks shall endeavour in good faith to mitigate, as much as reasonably possible and without any additional costs or expenses, any such increased costs.

14. REPRESENTATIONS AND WARRANTIES

The Company and the Obligor hereby represent and warrant to the Lending Banks what is set forth in this Clause 14.

14.1 Status

(a) The Company is a company duly incorporated and validly existing under the laws of the jurisdiction of its incorporation, with the power to carry on its business as it is being conducted.

(b) The Obligor is a joint stock company (*società per azioni*) duly incorporated and validly existing under the laws of the jurisdiction of its incorporation, with the power to carry on its business as it is being conducted.

14.2 Conformity to the corporate purpose; powers

(a) This Agreement and the transactions contemplated herein do not conflict with the corporate purpose of the Company or of the Obligor as set forth in the respective by-laws.

(b) The Company and the Obligor have, each in compliance with their respective by-laws, duly granted their legal representatives the power to subscribe this Agreement. The Company has duly conferred onto the Authorised Representatives the power to subscribe the Advance Requests, the Rollover Requests and the Repayment Requests and any other notice under or in connection with this Agreement.

14.3 Subscription and Performance of the Agreement

(a) The entry into and the performance of this Agreement by the Company and the Obligor do not breach any law or regulation or administrative or judicial measure applicable to the Company or to the Obligor and they do not constitute a breach of any agreements entered into by the Company or by the Obligor with any third parties.

(b) The Company and the Obligor have obtained and own any necessary authorisation for the successful execution and performance of this Agreement.

14.4 Balance Sheets

(a) The Initial Balance Sheet has been properly prepared in accordance with the Accounting Principles and presents a true and fair view of the financial situation of the Obligor and of the

Group as at the reference date. After such date no changes have occurred in the activity or in the assets or the economic, financial or operational situation or in the general prospects of the Obligor or of the Group which may have a Material Adverse Effect.

(b) The Balance Sheets and the Semi-annual Reports, as delivered to the Agent from time to time pursuant to Clause 15.2 (Communication of Documents) have been properly prepared in accordance with the Accounting Principles and with all the applicable laws and regulations and present a true and fair view of the assets and the financial situation of the Obligor and of the Company as at the reference date. After thc closure of the fiscal year or, as the case may be, of the Semi-annual Report, no changes have occurred in the activity or in the assets or the economic, financial or operational situation or in the general prospects of the Obligor or of the Company which may have a Material Adverse Effect.

14.5 Subsidiaries

Schedule E contains the updated list of all the Subsidiaries and the Relevant Subsidiaries with an indication of their commitments. In the event of any change, the Obligor shall send the Agent within 10 (ten) Business Days from the variation, an updated copy of Schedule E.

14.6 Ownership and Availability of Assets

The Company has the full and sole ownership of all the relevant assets, whether personal property or real property, tangibles or intangibles, appearing in the most recent balance sheet, accounts or semi-annual report delivered to the Agent, freed from any Security, save the Allowed Security.

14.7 Performance of Contractual Obligations

The Obligor and the Relevant Subsidiaries have not failed to perform any of the agreements entered into or obligation undertaken within their respective activity, in the cases where the default is reasonably likely to cause a Material Adverse Effect.

14.8 Performance of legal obligations

The Obligor and the Relevant Subsidiaries have duly observed all applicable laws and regulations the breach of which may have a Material Adverse Effect.

14.9 Litigation

No litigation is ongoing and to the knowledge of the Obligor or any of the Relevant Subsidiaries or threatened in writing, which regards the Obligor and the Relevant Subsidiaries and which may, in the event of a negative result, have a Material Adverse Effect.

14.10 Insolvency

Neither the Obligor, nor any of the Relevant Subsidiaries is insolvent or in any of the situations contemplated in articles 2446 e 2447of the Italian civil code (or similar provisions under the applicable non-Italian law). Neither the Obligor, nor any of the Relevant Subsidiaries has been declared bankrupt, nor, to the Obligor and the Relevant Subsidiaries' knowledge, have any actions been brought before the competent authorities in order to have any of them declared bankrupt or to involve any of them in any other insolvency proceeding.

14.11 *Pari Passu* Ranking

The obligations of the Company and of the Obligor arising from this Agreement are not subordinated to any other obligation undertaken by the Company or by the Obligor, save any liens provided by law.

14.12 Relevant Events

No Relevant Event has taken place which has not have been notified to the Agent pursuant to Clause 15.3 (Notices).

14.13 Accuracy and Completeness of Information

(a) All the representations and information in respect of the Obligor and each of the Relevant Subsidiaries provided for in this Agreement and in the documents referred to in Schedule H or otherwise supplied to the Agent or to the Lending Banks are true, complete and accurate in every respect.

(b) The Company and the Obligor have not omitted communicating to the Agent any information which, if brought to the Agent's attention, would have cause the Agent not to subscribe this Agreement or to subscribe it on different terms and conditions.

14.14 Repetition of the Representations and Warranties

The representations and warranties referred to in this Clause 14 are considered as given and repeated as at the Subscription Date, the Advance Date and each Interest Payment Date and for the whole duration of this Agreement.

15. UNDERTAKINGS

15.1 Duration

The obligations of the Company and of the Obligor under this Clause 15 shall remain valid until the paying-off of all claims of the Lending Banks arising from this Agreement.

15.2 Communication of Documents

The Obligor hereby undertakes to send to the Agent:

(a) the Semi-annual Report relating to the relevant fiscal semester within 15 (fifteen) Business Days from the date on which such report is made available to the public;

(b) the Balance Sheet relating to the previous fiscal year within 15 (fifteen) Business Days from the adoption of the Balance Sheet by the shareholders' meeting of the Obligor;

(c) the agenda and the minutes of the meetings of the Obligor and of the Company, the former within 5 (five) Business Days before the date of the first call and the latter within 10 (ten) Business Days following the date on which the meeting took place.

15.3 Notices

The Company and the Obligor hereby undertake to notify in writing the Agent of the following:

(a) immediately, any change or event, whether technical, economic, administrative, asset-related, financial or judicial (even if well-known) which may have a Material Adverse Effect;

(b) immediately, the occurrence of any Relevant Event;

(c) upon request of the Agent, and within 5 (five) Business Days from such request, due information on the facts referred to in paragraphs (a) and (b) above as well as any clarifications in respect of the documentation referred to in Clause 15.2 (Communication of Documents);

(d) immediately, any variation in the control of the Obligor or the Company (save, in respect of the Company, any changes consequent on any transfer of commitments within the Group).

15.4 Negative Pledge

The Obligor and the Company hereby undertake not to consent to the creation of any Security over their assets and to cause the Relevant Subsidiaries not to grant or to consent to the creation by others of any Security on their assets, anyway with the exception of the Allowed Security and the consent of the Majority Lending Banks through the Agent.

15.5 Change of Business

The Obligor and the Company hereby undertake not to change, and to cause the Relevant Subsidiaries not to change, substantially their business.

15.6 Performance of Contractual Obligations

The Company and the Obligor hereby undertake:

(a) with reference to the agreements and the obligations entered into or undertaken by either the Company or the Obligor and different from this Agreement, to perform such agreements and obligations;

(b) with reference to the agreements and the obligations entered into or undertaken by the Relevant Subsidiaries other than the Company, to cause the Relevant Subsidiaries to perform such agreements and obligations,

where failure to perform may have a materially Adverse Effect.

15.7 Performance of Legal Obligations

The Company and the Obligor hereby undertake to cause the Relevant Subsidiaries to observe all laws and regulations applicable to them where a default may have a Material Adverse Effect.

15.8 Insurance

The Obligor and the Company hereby undertake to procure that the Relevant Subsidiaries keep proper insurance against risks in conformity with the criteria usually adopted in their line of business.

15.9 Transactions carried out on market terms

The Obligor and the Company hereby undertake not to carry out, and to procure that the Relevant Subsidiaries shall not carry out, any transactions on terms substantially disadvantageous compared to market conditions where that may have a Material Adverse Effect.

15.10 Co-operation in case of a Relevant Event

In case a Relevant Event or an event or series of events occur which are likely to cause the occurrence of a Relevant Event, the Obligor and the Company hereby undertake to co-operate with the Agent to examine the weight and the consequences of such events as well as of the circumstances which caused them.

15.11 Assignments

(a) The Obligor and the Company hereby undertake not to assign for any reason any of their assets.

(b) Notwithstanding the provisions of paragraph (a) above, the Obligor and the Company shall have a right to assign:

(i) their products within the scope of their ordinary business;

(ii) personal or real property which has become obsolete or no longer necessary;

(iii) instrumental goods, whether tangible or intangible, which are simultaneously replaced with other assets having the same functions and tat least the same technological qualities so as to avoid any impoverishment of the capacity of either the Obligor or the Company;

(iv) financial activities which do not constitute fixed assets, different from stakes in the Subsidiaries;

(v) trade receivables, save in the context of securitisation transactions;

(vi) other assets the transfer of which is not already allowed pursuant to the above paragraphs, save anyway any stakes in the Relevant Subsidiaries, provided that the aggregate value of such assets does not exceed, for each fiscal year, US$ 100,000,000 (one hundred million) (or an equivalent amount in another currency).

15.12 Financial Undertakings

The Obligor hereby undertakes to observe the following financial ratios, which shall be checked every six months on the basis of the consolidated data of the Obligor:

(a) asset position / equity capital ratio not exceeding 2.5;

(b) EBITDA / financial charges not lower than 5.

For the purposes of this Clause 15.12:

"EBITDA"

means the algebraic sum of the following book-keeping entries, as defined by the Accounting Principles and indicated in the statements of consolidated income and in the statements of consolidated cash flow, respectively:

(a) income from operations, plus

(b) depreciation and amortization.

"Net Financial Charges"

means the algebraic sum of the following book-keeping entries, as defined by the Accounting Principles and indicated in the statements of consolidated income:

(a) interest expense, minus

(B) interest income.

"Equity Capital"

means the "shareholders' equity" book-keeping entry, as defined by the Accounting Principles and indicated in the consolidated balance sheet.

"Asset Position"

means the algebraic sum of the following book-keeping entries, as defined by the Accounting Principles and indicated in the consolidated balance sheet:

(a) bank overdrafts, plus

(b) notes payable, plus

(c) current portion of long term debt, plus

(d) long term debt, minus

(e) cash and cash equivalents, minus

(f) restricted cash.

16. RELEVANT EVENTS

The occurrence of one or more events, facts or circumstances referred to in this Clause 16 is a Relevant Event.

16.1 Forfeiture

The occurrence of any of the cases contemplated in article 1186 of the Italian civil code, as well as the occurrence of any other situation otherwise specified in this Clause 16.

16.2 Non-payment

The Non-payment or a delayed payment at the due date of any payable principal, interest (including any Default Interest) or other amount under this Agreement, unless the failure to pay is only due to technical reasons and payment is made in full within the following 3 (three) Business Days.

16.3 Truthfulness and Completeness of the Representations and Warranties

The untruthfulness or incompleteness, initial or occurred later, during the period of validity of this Agreement, even partial, of one or more representations and warranties referred to in Clause 14 (Representations and Warranties).

16.4 Breach of Contractual Obligations

(a) Failure to perform fully and in a timely manner or the non-respect by the Company or the Obligor of one or more obligations and undertakings referred to in Clause 15 (Undertakings). With exclusive reference to Clauses 15.2 (Communication of Documents) and 15.3 (Notices), their non-respect, in a timely manner, provided that the Company or the Obligor perform such obligations within 5 (five) Business Days from the request made by the Agent.

(b) Unless otherwise specified in this Clause 16, and within the limits set forth in article 1455 of the Italian civil code, the non-performance, in full and in a timely manner, by the Company or the Obligor of one or more obligations of the Company or the Obligor pursuant to this Agreement other than those specified in Clause 15 (Undertakings) within 15 (fifteen) days from the notice to perform sent by the Agent.

16.5 Failure to conform to with the documentation findings

The substantial failure of the actual judicial, financial, corporate, asset or economic situation of the Obligor or of the Company to conform to the situation resulting from the documentation delivered or to be delivered to the Agent by the Obligor or the Company, even periodically, pursuant or in relation to this Agreement.

16.6 Suspension, interruption or change of business; insolvency

The Obligor or any of the Relevant Subsidiaries:

(a) suspend, interrupt or change all or a significant part of their business; or

(b) are insolvent.

16.7 Insolvency Proceedings; Winding-up

(a) The adjudication in bankruptcy or the involvement in any other insolvency proceedings of the Obligor or of any of the Relevant Subsidiaries or the filing of a petition in bankruptcy (unless the Company proves the obvious groundlessness of such petition) or the initiation of any other insolvency proceeding in respect of the Obligor or any of the Relevant Subsidiaries.

(b) The winding-up or the initiation of any proceeding aiming at the winding-up of the Obligor or any of the Relevant Subsidiaries.

16.8 Enforcement Proceedings

The initiation of one or more enforcement proceedings relating to any assets of the Obligor or of any of the Relevant Subsidiaries for aggregate amounts exceeding US$ 5,000,000 (five million) (or an equivalent amount in a different currency).

16.9 Litigation

The initiation of litigation against the Obligor or any of the Relevant Subsidiaries where a negative result may have a Material Adverse Effect, unless the Obligor or the Company proves the groundlessness of the claims of the counterparty.

16.10 Cross-default

In respect of any Financial Indebtedness, an event considered as a default occurs which can trigger the acceleration in relation to the Obligor or any of the Relevant Subsidiaries pursuant to any agreement between banks or financing parties (including factoring companies and leasing companies) on the one hand and any of the said companies on the other hand, or the Obligor or any of the Relevant Subsidiaries receive a prepayment request from any banks or financing parties (or the conditions take place which would allow for such request), even following termination, withdrawal or otherwise, in respect of claims other than those arising from this Agreement.

16.11 Utilisation of the Facility

The non-fulfilment by the Company of the obligations referred to in Clause 3 (Utilisation of the Facility).

16.12 Worsening of Claims

Notwithstanding what otherwise provided in this Clause 16, the occurrence of an event or of a series of events, even if they cannot be specifically identified, which have a Material Adverse Effect.

17. REMEDIES FOR A RELEVANT EVENT

17.1 Remedies

It is expressly agreed that the occurrence of one or more Relevant Events shall give the Lending Banks the right, to be exercised by a written notice sent to the Company or the Obligor by the Agent, of:

(a) withdraw without consideration; or

(b) declare the acceleration in respect of the Company, in any case without the need for an adjudication; or

(c) if the Relevant Event is caused by a default attributable to the Company or to the Obligor, declare this Agreement terminated pursuant to article 1456 of the Italian civil code as soon as the Company or the Obligor receive written notice from the Agent, also by fax, in which the Agent declares his wish to use this expressed termination clause.

The exercise, also simultaneous, of such rights shall be left to the Lending Banks' discretion and shall have the effects regulated by Clauses 17.2 (Effects) and 17.3 (Additional Remedies).

17.2 Effects

In the event of withdrawal, acceleration or termination, following written notice of the Agent informing the intention of the Lending Banks to use the remedies provided above:

(a) the Facility shall be immediately and automatically cancelled;

(b) the Company shall repay the Lending Banks through the Agent all the principal as well as any amount disbursed and shall immediately pay interest and any other sum due under this Agreement, including any Default Interest and expenses; and

(c) the interest, fees, expenses and any other amount due by the Company under this Agreement, and already paid before the application of such remedy or remedies, shall be acquired definitively by the Lending Banks, without an obligation of repayment.

It is understood that no amount shall be due by the Company or by the Obligor as loss of anticipated profits.

17.3 Additional Remedies

In no case shall the exercise of the right of withdrawal, the acceleration or the termination of this Agreement affect the remedies provided for in this Agreement or anyway b the law in favour of the Lending Banks for the protection of their claims from the Company and the Obligor.

18. GUARANTEE

(a) The Obligor, pursuant to articles 1936 and fol. of the Italian civil code, hereby represents irrevocably and unconditionally to constitute itself, and by subscribing this Agreement constitutes itself, as a surety, jointly liable, in favour of the Lending Banks to ensure the exact and punctual performance of all the obligations of the Company arising from this Agreement (including, without limitation, the correct performance of the payment obligations in relation to principal, interest, default interest, costs and expenses, compensation and indemnification, charges and other tax discharges due in connection with the exercise by the Lending Banks of their rights under this Agreement), up to the Maximum Secured Amount and until the full discharge of such obligations.

(b) Upon simple written request made by the Agent, in the name and on behalf of the Lending Banks, containing the representation that:

(i) the Company has not performed its payment obligations provided for in this Agreement;

(ii) the Agent sent the Company a written notice to perform and the Company, though it received such notice, has not made the payment in full within the following 15 (fifteen) days, the Obligor, waiving any challenge or defence and notwithstanding any objections or the existence of pending disputes regarding the existence or the enforceability of the claim, shall pay to the Agent, on behalf of the Lending Banks, the amount requested up to the Maximum Secured Amount, within 2 (two) Business Days from the request.

(c) The Obligor hereby irrevocably and unconditionally waives the right to require the creditors to first exhaust their remedies vis-à-vis the Company (*beneficio della preventiva escussione*) referred to in article 1944 of the Italian civil code, as well as the right to raise any objection in respect of the underlying relationship and its validity and hereby waives expressly and unconditionally the benefit, the rights or objections deriving to it from articles 1944, 1945, 1955 and 1957 of the Italian civil code.

(d) In the event of a delayed payment, the Obligor undertakes to pay to the Lending Banks and to the Agent for them the default interest accrued, to the same extent and on the same conditions provided by this Agreement for the Company.

(e) In the event that the secured obligations are declared invalid or unenforceable or any of the payments made to the Lending Banks in relation to the secured obligations is revoked or anyway declared invalid, the guarantee referred to in this Clause shall as of now be considered extended as a security for the obligation of repayment of the amounts anyway disbursed by the Lending Banks, and therefore the Obligor irrevocably and unconditionally undertakes to repay to the Lending Banks the amounts due to such Lending Banks following the declaration of invalidity or unenforceability of the secured obligations or of the revocation or non-validity of payments received by the Lending Banks.

(f) The Obligor expressly and irrevocably waives the right of recourse referred to in articles 1950 and 1951 of the Italian Civil Code as well as the right of subrogation referred to in article 1949 of the Italian civil code towards the Company until all obligations of the Company under this Agreement are fully, unconditionally and irrevocably discharged.

(g) The guarantee referred to in this Clause has full effect independently of any guarantee or security already existing or subsequently given in favour of the Lending Banks or of any of them in the interest of the Company.

(h) The guarantee referred to in this Agreement shall remain valid and enforceable even in the even of winding-up of the Company, its involvement in an insolvency proceeding or other proceedings having similar effects and shall be immediately enforceable in the event of termination of the Agreement for whatever reason.

(i) The guarantee referred to in this Agreement is granted in the interest of the Lending Banks and their successors and assigns, if any, by singular or universal succession in relation to this Agreement.

19. THE AGENT

19.1 Granting of Mandate

The Lending Banks irrevocably grant to the Agent a mandate (*mandato con rappresentanza*) so that the Agent, in their name and on their behalf, but also in its own interest, can carry out any acts, also instrumental, which are necessary or appropriate for the performance of its tasks as the agent pursuant to and in the context of this Agreement and by complying with the provisions hereof (the "**Mandate**").

19.2 Duration of the Mandate

Save in the case of waiver by the Agent pursuant to Clause 19.11 (Waiver of the Mandate), the Mandate shall remain valid for the duration of this Agreement or for that longer period that should be necessary for the fulfilment of the tasks of the Mandate.

19.3 Liability of the Agent

All the activities carried out by the Agent shall be considered carried out with promise by the Lending Banks to hold valid and ratify; such Lending Banks hereby declare to exempt the Agent from any liability in connection with its activity, save in the event of wilful misconduct or gross negligence, and with explicit authorisation pursuant to articles 1394 and 1395 of the Italian civil code for the case of conflict of interest and contract with oneself.

19.4 Indemnity

Each of the Lending Banks hereby undertakes to hold harmless and indemnify, pro-quota, the Agent from and against any action, demand, compensation for damage or otherwise that the Company, the Obligor or any third parties may claim against the Agent for actions or omissions made by the Agent while performing his tasks under this Agreement.

19.5 Receipt of representations and documentation

The Agent, also upon request of the Lending Banks, shall have the duty to receive and, where applicable, request the representations, the documentation and any other information or data that the Company or the Obligor have to give and provide pursuant to this Agreement. The documentation so received by the Agent shall be made available to the Lending Banks, which may always have access to it in the days and at the times when the offices of the Agent are open for business, and it shall be sent to any Lending Banks which request it.

19.6 Absence of Duty of Verification

The Agent shall have no duty of verification of the findings of the documentation sent by the Company or the Obligor. The Agent shall have no obligation to check or verify that the utilisation of the Facility by the Company is in compliance with the provisions of Clause 3 (Utilisation of the Facility).

19.7 Exchange of Information

(a) The Agent shall immediately send written notice to the Lending Banks to inform them of the failure to repay in full and punctually the Facility or any individual instalments of the repayment, as well as of the payment of interest, fees or other amounts due by the Company or by the Obligor under this Agreement.

(b) Each of the Lending Banks shall immediately inform the Agent in writing of any facts and information to its knowledge in respect of the Company or the Obligor which are relevant for the purposes of this Agreement.

19.8 Decisions made by the Agent

(a) In the event that any decision, even in respect of the Company or the Obligor, or any consent or any kind of intervention of the Agent or of the Lending Banks pursuant or in relation to this Agreement is required, without prejudice to the provisions of Clauses 18.9 (Unanimity of the Lending Banks), the Agent shall draft a proposal and invite the Lending Banks to express their resolutions in that respect. The Lending Banks shall promptly send to the Agent, and anyway

(i) within 5 (five) Business Days following the receipt of the telefax containing the proposal of the Agent (or any other, even shorter, period of time specified by the Agent) or

(ii) in the cases contemplated by Clause 17.1 (Remedies), within 48 hours following the receipt of the telefax containing the proposal of the Agent (or any other longer period of time specified by the Agent)

their decision by telefax or any other written means sent to the address indicated in Clause 27 (Communications). The absence of an answer within the aforesaid date shall be considered, to all intents and purposes, as an unconditional and irrevocable acceptance of the proposal made by the Agent.

(b) No liability shall be borne by the Agent as a result of its abstention from any intervention or for any omissions, pending the outcome of any decisions of the Majority Lending Banks as well as of the determinations of the Lending Banks as specified above.

(c) The Agent shall have a duty to promptly inform all Lending Banks of the decision taken by the Majority Lending Banks. Such decision shall apply to every Lending Banks, even those that were dissenting or abstained.

19.9 Unanimity of the Lending Banks

The Lending Banks will have to approve at the unanimity the decisions entailing:

(i) any reduction in the Margin or in the other economic conditions applicable to the Facility, including the determination of an alternative interest rate pursuant to Clause 11.2 (Alternative Rates);

(ii) any extensions of the Advance Period, of the Final Expiry Date or of the Final Repayment Date;

(iii) any increase of the principal of the Facility;

(iv) any amendments to the definition of Majority Lending Banks;

(v) any collection of amounts lower than those to which the Lending Banks would be entitled under this Agreement;

(vi) any amendments to Clause 2.3 (Obligations of the Lending Banks).

(b) In the cases referred to in paragraph (a) above, the Agent shall make a proposal and invite the Lending Banks to express their decisions in that respect. The Agent shall communicate its proposal to the Lending Banks and the Lending Banks shall promptly send to the Agent, and anyway within 5 (five) Business Day after the receipt of the telefax containing the proposal made by the Agent (or within any, even shorter, other period of time specified by the Agent), their decision by telefax or other written means to the address specified in Clause 27 (Communications). The absence of an answer within the aforesaid date shall be considered, to all intents and purposes, as an unconditional and irrevocable acceptance of the proposal made by the Agent.

19.10 Expenses

Without prejudice to the provisions of Clauses 12 (Taxes and Financial Charges), 13 (Additional Charges) and 20 (Expenses and Indemnities), the Lending Banks shall contribute, pro-rata according to their respective commitments, to any expenses, including legal fees, consequent on the decisions or interventions made and shall grant the necessary legal powers of attorney to the legal representatives chosen by the Agent.

19.11 Waiver of the Mandate

The Agent may at any time waive its Mandate by sending written notice to the Lending Banks. Such waiver shall be valid vis-à-vis the Lending Banks as from the moment of the acceptance by the replacing agent appointed pursuant to Clause 19.12 (Appointment of the Replacing Agent and Notice to the Company and the Obligor).

19.12 Appointment of the Replacing Agent and Notice to the Company and to the Obligor

(a) During the 30 days following the notice referred to in Clause 19.11 (Waiver of the Mandate), the Majority Lending Banks, at the request of one or more Lending Banks or of the Agent itself, shall have a right to approve the appointment of a replacing agent, provided that the latter is a bank or an authorised person and operates through an American subsidiary of its own.

(b) Should the majority Lending Banks not proceed to appoint a replacing agent within the period of time referred to in paragraph (a) above, or should the replacing agent appointed not accept such appointment within 3 (three) Business Days from the expiry date of the term, the Agent shall have a right to appoint a replacing agent by notifying such appointment and the acceptance of it to the Lending Banks.

(c) Upon acceptance of the appointment by the replacing agent, the Agent and the replacing agent shall notify in writing the Company and the Obligor.

(d) The replacement of the Agent shall be valid vis-à-vis the Company and the Obligor upon receipt by the Company and the Obligor of the notice referred to in paragraph (c) above.

(e) Should the replacing agent not be a Lending Banks, the replacement will have to be previously approved by the Company (the consent of which shall not be unreasonably withheld).

19.13 Internal Structures of the Agent

While carrying out its activity of agent under this Agreement, the Agent shall operate through an internal structure which shall be separate from the other internal structures of the Agent, and such a structure shall be considered an independent body for the purposes of this Agreement. For example, without limitation, the information received in any way by any internal structures of the Agent other than the one which shall act as the agent under this

Agreement can be treated as confidential and not to be revealed to the structure acting as the agent.

19.14 Sole Benefit of the Agent and of the Lending Banks

The provisions referred to in this Clause 19 (save the provision referred to in paragraph (e) of Clause 19.12 (Appointment of the Replacing Agent and Notice to the Company and to the Obligor) and in Clauses 23 (Voluntary Set-off) and 26 (Contribution to Risks and Charges) are intended for the sole benefit of the Agent and of the Lending Banks and cannot be asserted or challenged by the Company or by the Obligor in any forum or for whatever reason. However, it is understood that, in the event of a waiver of the Mandate pursuant to Clause 19.11 (Waiver of the Mandate), the Agent shall notify the Company and the Obligor as well.

20. FEES

20.1 Agency and Organisation Fees

The Company shall pay the Agent and the Arranger the fees fixed in a separate agreement.

20.2 Fees for Non-utilisation

(a) The Company hereby undertakes to pay to the Lending Banks, during the Advance Period of Tranche B, a fee for the non-utilisation on the amount of Tranche B not applied and not cancelled from time to time, computed as follows:

Utilisation (%)	Fee (bps)
0-33%	20
34%-66%	10
67%-100%	0

(b) The fee referred to in paragraph (a) above shall be computed by the Agent and paid to the Agent by quarterly instalments postponed by up to 3 (three) Business Days) from the relevant request.

21. EXPENSES AND INDEMNITIES

21.1 Expenses

(a) Irrespectively of any other amount payable under this Agreement, the Company shall anyway bear all and any costs or expenses, including any legal and notarial fees, incurred by the Agent for its own account or in the name and on behalf of any of the Lending Banks in relation to:

(i) the preparation and subscription of this Agreement and of the relevant documentation (as for legal and notarial expenses, up to the maximum amount agreed in a separate contract);

(ii) the preparation and subscription of any amendment or integration to this Agreement or of the relevant documentation;

(iii) the performance of this Agreement, including, without limitation, the expenses in relation to the verification of the performance by the Company and the Obligor of the obligations referred to in this Agreement and of the occurrence of a Relevant Event and to the recovery of the amount due to the Agent or to the Lending Banks under this Agreement.

(b) The amounts due by the Company and the Obligor under this Clause shall be paid by the Company or by the Obligor, as the case may be, to the Agent within 3 (three) Business Days following the written request made by the Agent.

21.2 Indemnity

The Company and the Obligor shall indemnify and keep harmless the Agent and each of the Lending Banks with reference to any damaging consequence, increased cost or expense which may derive to them from this Agreement and its performance, with the sole exception of anything which would be consequent on wilful misconduct or gross negligence of the Agent or of the Lending Bank requesting to be indemnified and kept harmless.

22. EVIDENCE OF THE CLAIMS

The bank statements, the records and in general the book-keeping findings of the Agent and of the Lending Banks shall be full evidence in every forum and to all intents and purposes of the claims against the Company and the Obligor, subject to any subsequent evidence to the contrary.

23. VOLUNTARY SET-OFF

(a) Following a notice of the Agent pursuant to Clause 17.1 (Remedies), each Lending Bank shall have a right to set off the amounts due to it by the Company against the claims (even if not yet liquid or not yet payable) of the Company against that Lending Bank. If the claims of the Company are in a different currency from the currency of the amounts due to the Lending Bank, the latter can convert such claims into the currency of the amounts due to it by applying the exchange rate determined by the Bank of Italy on the day of the conversion. If the claims of the Company are not yet liquid, such claims shall be liquidated by the Lending Bank for the purposes of the setoff, subject to any subsequent adjustment.

(b) The provisions referred to in paragraph (a) shall apply, *mutatis mutandis*, to the Obligor for the amounts due by the Obligor in the case of enforcement of the security referred to in Clause 18 (Guarantee).

24. ASSIGNMENT OF THE AGREEMENT

24.1 Consent to the Assignment

The Company and the Obligor hereby irrevocably consent to the following:

(a) each of the Lending Banks may assign this Agreement to one of the US subsidiaries of another bank or authorised person, in relation to any part of its Quota-share (the "Assignment");

(b) the Assignment causes automatically the taking over pro-quota of the assignee in this Agreement, including the transfer to it of any obligation and liability connected to the Agreement, even though such transfer does not constitute a novation of this Agreement or of any of the obligations contemplated herein.

24.2 No Additional Costs for the Company and the Obligor

The Assignments referred to in this Clause 24 shall not entail any relevant charge or additional cost for the Company and the Obligor.

24.3 Notice of Assignment

(a) Each Assignment shall be notified to the Company and the Obligor by the Agent by sending a Notice of Assignment.

(b) Schedule A shall be automatically updated following each Notice of Assignment.

25. CONFIDENTIALITY

Without prejudice to the obligations provided by the applicable laws, any confidential data and information regarding the Obligor and the Relevant Subsidiaries and acquired by either the Agent or the Lending Banks pursuant to this Agreement shall be kept confidential, except where the Agent or the Lending Banks use them to use the remedies provided in this Agreement. or during negotiations aimed at the performance of an Assignment.

26. PRO RATA SHARING

26.1 Pro-rata sharing

The Lending Banks contribute to the risks and charges of any nature relating to the transaction referred to in this Agreement in proportion to their respective commitments and the claims of each Lending Bank shall anyway be satisfied in proportion to their respective Commitments.

26.2 Redistribution

In the event that any amount payable by the Company or by the Obligor pursuant to this Agreement is repaid to one of the Lending Banks or anyway recovered by such Lending Banks through a direct payment, legal or voluntary set-off or otherwise than in the manner specified in Clause 10.2 (Distribution):

(a) the Lending Bank shall notify to the Agent, within the 3 (three) following Business Days, the repayment or the recovery;

(b) the Agent shall determine whether the repayment or the recovery exceeds the amount that the Lending Bank would have received if the amount repaid or recovered had been paid to the Agent and distributed pursuant to Clause 10.2 (Distribution);

(c) the Lending Bank shall, within the 3 (three) Business Days following the request made by the Agent, pay to the Agent the amount determined by the latter pursuant to paragraph (b) above;

(d) the Agent shall proceed, pursuant to Clause 10.2 (Distribution), to the distribution of the amount received by the Lending Bank among the other Lending Banks;

(e) following the distribution referred to in paragraph (d) above, the Lending Bank referred to in paragraph (a) shall be surrogated, within the limits of the amounts distributed among the Lending Banks pursuant to paragraph (d), as for the rights of the said Lending Banks towards the Company and the Obligor.

27. COMMUNICATIONS

27.1 Form of Communications

(a) Without prejudice to what otherwise stated, all communications pursuant to this Agreement shall be made in writing and, except where otherwise stated, shall be sent by letter or by fax. The communications shall be considered as duly given:

(i) if sent by letter, when delivered by hand or actually received;

(ii) if sent by telefax, when received in legible form by the addressee.

(b) Any communications received on a day that is not a Business Day or after 5 p.m. on a Business Day shall be considered as received on the immediately following Business Day.

27.2 Address

(a) For any communication under this Agreement, the Company hereby gives the following address:

Luxottica US Holdings Corp.
c/o Avant Garde Optics LLC
44 Harbor Park Drive
Port Washington
U.S.A.
Fax: 001.516.9183151
For the attention of: Dan Socci

(b) For any communication under this Agreement, the Obligor hereby gives the following address:

Luxottica Group S.p.A.
Via C. Cantù 2
20123 Milan
Italy
Fax: 02.8633.4636
For the attention of: Enrico Cavatorta

(c) For any communication under this Agreement, the Agent hereby gives the following address:

UniCredito Italiano S.p.A.
375 Park Avenue
New York, NY 10152-0099
Fax: 001 212 546 9675
For the attention of: Nicola Longo Dente

(d) For any communication under this Agreement, the Arranger hereby gives the following address:

UBM - UniCredit Banca Mobiliare S.p.A.
Corso Italia 3
20122 Milan
Italy
Fax: 0039 02 7272 9370
For the attention of: Daniele Di Mario - Sabino Chiariello

(e) Subject to the provisions of paragraph (f), for any communication under this Agreement, each of the Lending Banks hereby gives the address set out in Schedule A.

(f) All the communications among the Lending Banks (or one of them) and/or the Arranger, on the one hand, and the Obligor and the Company, on the other hand, shall be sent through the Agent.

27.3 Changing of Address

Each of the Parties can communicate to the Agent, the Obligor and the Company (or, in the case of the Agent, to the Lending Banks, the Obligor and the Company) by registered letter return receipt required the different address, provided it is in Italy, at which they want to receive the communications provided in this Agreement. The change of address shall be valid as of the 5th (fifth) Business Day following the receipt of the communication by the Agent (or, in the case of the Agent, by the Lending Banks, the Obligor and the Company).

28. GOVERNING LAW AND JURISDICTION

28.1 Governing Law

This Agreement is governed by the Italian law.

28.2 Jurisdiction

The Courts of Milan shall have exclusive jurisdiction for any dispute that may arise in relation to the interpretation, execution, performance or termination of this Agreement or otherwise in connection with it, subject to the right of the Agent and of the Lending Banks to bring legal actions against the Company or the Obligor before any other competent judicial authority, anyway without prejudice to the jurisdiction set out by the code of procedure relating to precautionary and enforceable measures and urgent relief.

28.3 Choice of Domicile

(a) In respect of any judicial proceeding relating to this Agreement, the Company irrevocably chose as its domicile Luxottica Group S.p.A., Via Cantù 2, Milan, Italy.

(b) In respect of any judicial proceeding relating to this Agreement, the Agent and the Arranger irrevocably chose as their domicile UBM - UniCredit Banca Mobiliare S.p.A., Corso Italia 3, Milan, Italy.

28.4 Waiver of the trial by jury

TO THE EXTENT ALLOWED BY LAW, EACH PARTY WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO TRIAL BY COURT.

EXHIBIT 10.1

LUXOTTICA®

GROUP

NOTICE OF CALL

NOTICE OF ORDINARY AND EXTRAORDINARY MEETING OF SHAREHOLDERS

June 25, 2002

Proxy Statement

LUXOTTICA GROUP

NOTICE OF CALL

NOTICE OF ORDINARY AND EXTRAORDINARY MEETING OF SHAREHOLDERS

June 25, 2002

Proxy Statement

Registered Offices in Milan, Via Cantù. 2
Paid in Capital Stock,
€ 27,237,348.00
Authorized Capital € 28,337,918.57
Fiscal Code and Companies Register no. 00891030272 Vat No. 10182640150
R.E.A. no. 1348098

NOTICE OF CALL
ORDINARY AND EXTRAORDINARY MEETING OF SHAREHOLDERS

The shareholders of Luxottica Group S.p.A. (the "**Company**") are hereby convened for an ordinary and extraordinary shareholders' meeting to be held on June 25, 2002 at 11:00 a.m. at the Four Seasons Hotel, Via del Gesù 8, in Milan, on first call, and on June 28, 2002 at the same time and same place on second call, to consider the following:

AGENDA

(a) *Ordinary Part of the Meeting:*

Consideration of resolutions relating to:

1. Submission of the Company's Statutory Financial Statement for the year ended December 31, 2001 and of the reports thereon of the Board of Directors and the Board of Statutory Auditors;
2. Resolution with respect to the distribution of dividends;
3. Submission of the Consolidated Financial Statements for the year ended December 31, 2001 and of the reports thereon of the Board of Directors and the Board of Statutory Auditors;
4. Determination of the compensation for the Board of Directors and Executive Committee for 2002; and
5. Report on the Corporate Governance Code;

(b) *Extraordinary Part of the Meeting:*

Consideration of resolutions relating to:

1. Amendment of Article 27 of the By-laws.

In order to be entitled to attend the meeting, shareholders must obtain from authorized intermediaries of the Italian central depository system an appropriate certification attesting to their right to exercise shareholder rights as provided in Article 85 of Regulation 58/98 at least five days prior to the meeting.

Shareholders holding Ordinary Shares not yet entered into the central depository system for uncertificated shares who wish to attend the meeting must transfer their share certificates to a custodian for entry into this system in order to obtain the necessary certification referred to above.

Documentation concerning the Agenda shall be filed at the Company's registered offices and with Borsa Italiana S.p.A.. Copies are available to shareholders.

The holders of the Company's American Depositary Shares ("**ADSs**") listed on the New York Stock Exchange, each representing the right to receive one Ordinary Share, who wish to attend the shareholders' meeting personally, should contact the Company at least ten days prior to the date of the meeting, in order to be informed about the requirements to be fulfilled to attend and to vote at the meeting.

Milan, May 6, 2002

LUXOTTICA GROUP S.p.A.
for the Board of Directors
Mr. Roberto Chemello

PROXY STATEMENT

Dear Holder of American Depositary Shares,

The Board of Directors of Luxottica Group S.p.A. (the "**Company**") has convened the shareholders for an ordinary and extraordinary meeting, to be held on June 25, 2002 on first call, or, failing the attendance of the required quorum, on June 28 on second call, in either case at 11.00 a.m., at the Four Seasons Hotel, Via del Gesù 8, Milan, Italy. The Agenda of the meeting is the following:

Ordinary Part of the Meeting: Consideration of resolutions relating to: (i) submission of the Company's Statutory Financial Statement as of December 31, 2001 and of the reports thereon of the Board of Directors and the Board of Statutory Auditors; (ii) a resolution with respect to the distribution of dividends; (iii) the submission of the Consolidated Financial Statements as of December 31, 2001 and of the reports thereon of the Board of Directors and the Board of Statutory Auditors; (iv) the determination of the compensation for the Board of Directors and Executive Committee for 2001; and (v) a report on the Corporate Governance Code.

Extraordinary Part of the Meeting: Consideration of a resolution relating to the amendment of Article 27 of the By-laws.

By this proxy statement and the attached documentation, the Board of Directors of the Company (the "**Board**") wishes to provide you with details of the resolutions which the Board or Chairman of the meeting, as the case may be, shall present on the above issues, in the order in which such resolutions will be submitted to the meeting, with a view to enabling you to cast your vote on these resolutions as described below.

On the matters to be considered at the ordinary meeting, each Ordinary Share shall be entitled to one vote and all holders of Ordinary Shares shall vote together as a single class. The presence, in person or by proxy, of at least 50% of the voting power represented by outstanding Ordinary Shares as of the date of the meeting will constitute a quorum for the approval of resolutions at the meeting. The affirmative vote of the holders of a majority of the Ordinary Shares entitled to vote at the meeting is required to approve the resolutions relating to each item in the Agenda for the ordinary part of the meeting.

On the matters to be considered at the extraordinary meeting, each Ordinary Share shall be entitled to one vote and all holders of Ordinary Shares shall vote together as a single class. On first call, the presence, in person or by proxy, of more than 50% of the voting power represented by outstanding Ordinary Shares as of the date of the meeting will constitute a quorum for the approval of resolutions at the meeting. On second call, the presence, in person or by proxy, of more than one-third of the voting power represented by outstanding Ordinary Shares as of the date of the meeting will constitute a quorum for the approval of resolutions at the meeting. On first call and on second call, the affirmative vote of the holders of the Ordinary Shares representing two-thirds of the share capital is required to approve the resolutions relating to each item in the Agenda of the extraordinary part of the meeting.

As of the close of business on the date hereof, Mr. Leonardo Del Vecchio, the Chairman of the Company, has the power to vote 312,430,000 Ordinary Shares, or approximately 68.8% of the outstanding Ordinary Shares. Such voting power enables Mr. Del Vecchio, without any additional votes, to control the approval of the resolutions to be submitted at the meeting. Mr. Del Vecchio has advised the Company that he intends to cast all of the votes controlled by him at the ordinary meeting:

FOR approval of the Company's Statutory Financial Statement and of the Reports of the Board of Directors and of the Board of Statutory Auditors on the Statutory Financial Statement;

FOR approval of the Company's payment of a cash gross dividend equal to Euro 0.17 per Ordinary Share (each American Depositary Share ("**ADS**") represents one Ordinary Share);

FOR the approval of the compensation for the Board of Directors of Euro 53.578 in the aggregate per month, inclusive of the additional compensation for the Executive Committee.

Mr. Del Vecchio has advised the Company that he intends to cast all of the votes controlled by him at the extraordinary meeting:

FOR the amendment of Article 27 of the By-laws.

ORDINARY PART OF THE MEETING

Set forth below is a description of the matters that will be submitted for approval at the ordinary part of the meeting:

1. SUBMISSION AND APPROVAL OF THE COMPANY'S STATUTORY FINANCIAL STATEMENT AS AT DECEMBER 31, 2001

Under Italian law, a statement of the Company's assets and liabilities prepared on an unconsolidated basis as of the last day of its most recently completed fiscal year in accordance with certain statutory accounting requirements (the **"Statutory Financial Statement"**) must be approved by shareholders at the annual ordinary meeting of shareholders.

Under Italian law, the Statutory Financial Statement is submitted for approval by the holders of Ordinary Shares together with the reports thereon by the Company's Board of Directors and Board of Statutory Auditors. Once approved by the holders of Ordinary Shares, the Statutory Financial Statement must be filed with the Company's Register kept by the Chamber of Commerce in Milan.

The Company does not believe that the Statutory Financial Statement is as meaningful a statement of the Company's overall financial condition as the Consolidated Financial Statements of the Company referred to below. Accordingly, the Statutory Financial Statement is not being distributed to the holders of American Depositary Shares and such holders who will not attend the meeting personally are not being asked to direct the vote of the deposited Ordinary Shares, by mail, with respect to such Financial Statement. Nevertheless, the holders of ADSs who will attend the meeting personally and, upon fulfillment of the conditions described below, are granted the right to vote thereat, also shall be entitled to direct their vote on the approval of the Statutory Financial Statement. A copy of the Company's Statutory Financial Statement together with the reports thereon by the Company's Board of Statutory Auditors and Board of Directors, as filed with the Company's Register, shall be available starting from June 10, 2002 and may be obtained without charge by any holder of American Depositary Shares. Requests for copies of the Statutory Financial Statement and such reports should be sent to, or requested by telephone from, the Company's Legal Department Representative at the Company's offices, Via Cantù 2, 20123 Milan, Italy, tel. n. 011 39 02 8633 4623 (attn. Marianna Nascè).

Copies of the Statutory Financial Statement and such reports also will be available at the meeting.

2. RESOLUTION WITH RESPECT TO DISTRIBUTION OF DIVIDENDS

The holders of Ordinary Shares shall be requested to approve the proposed dividend distribution. Italian law provides that the payment of annual dividends is subject to approval of the holders of Ordinary Shares at the annual ordinary meeting. Under Italian law, before dividends may be paid with respect to the results of any year, an amount equal to 5% of the net income of the Company on an unconsolidated basis for such year must be set aside to the Company's legal reserve. Amounts so set aside are not available to fund dividends. The reserve requirement remains in existence until such legal reserve, including the amounts set aside during prior years, equals at least one-fifth of the nominal value of the Company's issued share capital. The Company has more than sufficient funds legally available for the payment of the proposed dividend.

The Company is permitted to distribute dividends out of net income earned by its subsidiaries to holders of Ordinary Shares only to the extent such net income has been conveyed to the Company by its subsidiaries. Accordingly, based on the net income available to the Company, your Board will propose that the holders of Ordinary Shares approve the distribution of dividends in the gross amount of Euro 0.17 per Ordinary Share. Last year, the Company distributed a dividend equal to Euro 0.14 per Ordinary Share. If approved, the aggregate amount payable by the Company in connection with such dividend will be approximately Euro 77.2 million. Please note that this amount could be subject to increase due to the issuance of additional Ordinary Shares as a consequence of the exercise of stock options by employees. In this case, assuming that all stock option beneficiaries exercised all their vested options by the date of the ordinary shareholders meeting, the aggregate amount payable by the Company in connection with the dividend would increase from Euro 77.2 million to 77.9 million. The funds available for the payment of the dividends would be paid primarily out of the Company's current net income, and, in the amount of approximately Euro 1.5 million out of the extraordinary reserve. The consolidated net income of the Company and its subsidiaries for 2001 computed in accordance with U.S. generally accepted accounting principles ("**U.S. GAAP**") was Euro 316.4 million. At the meeting, your Board will seek approval of the foregoing proposal.

With a view to enabling all of the ADS holders to provide the documentation required to achieve the application of reduced tax, pursuant to the applicable tax treaties between Italy and the United States, the Board will propose to set July 4, 2002 as the date for payment of dividends to all holders of Ordinary Shares of record on June 28, 2002, including The Bank of New York, as depositary on behalf of the ADS holders.

The Bank of New York, acting as depositary of the American Depositary Shares, has advised the Company that the dividend amount for each ADS holder will be paid commencing on July 12, 2002 to all such holders of record on July 3, 2002. The Bank of New York has advised the Company that after the close of business on June 28, 2002 through and including July 3, 2002 it will close its books and will not accept deposits or cancellations of Ordinary Shares or ADSs, as applicable. The Bank of New York shall pay such dividends in U.S. dollars by converting the Euro amount of the dividend, net of the applicable tax, at the market Euro/dollar exchange rate in effect on July 5, 2002. Attached to this Proxy Statement as Annex A, you will find a letter from the Company providing information as to the procedure to be used by ADS holders who are U.S. residents, Italian residents or residents of countries having anti-double taxation treaties with the Republic of Italy for the purposes of obtaining reduced tax on dividends provided for by the applicable tax treaties.

3. SUBMISSION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2001 AND OF THE REPORTS THEREON OF THE BOARD OF DIRECTORS AND THE BOARD OF STATUTORY AUDITORS

The Consolidated Financial Statements reflect the activity of the Company and of the group of companies owned, directly or indirectly, by the Company. The Consolidated Financial Statements for the fiscal year ending December 31, 2001 were prepared in accordance with U.S. GAAP and were audited by Deloitte & Touche, independent public accountants, as stated in their report therein. An English translation of the Consolidated Financial Statements for the year ending December 31, 2001, together with a copy of the Consolidated Financial Statements for the fiscal years ending December 31, 2000 and December 31, 1999, are attached hereto.

However, no resolution of the shareholders approving said Consolidated Financial Statements is required and, accordingly, the Board will not ask the shareholders to express their vote on this item of the agenda.

4. DETERMINATION OF THE YEAR 2002 COMPENSATION FOR THE BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE.

The Board will submit to the holders of Ordinary Shares the proposal to determine the aggregate compensation for the entire Board of Directors in the gross amount of Euro 53.578 per month. Such amount includes additional compensation for the members of the Executive Committee. The Executive Committee is appointed by the Board of Directors and is composed of not less than three (3) members of the Board. The Executive Committee is responsible for the management of the Company on a day-to-day basis. The Executive Committee presently is composed of Messrs. Leonardo Del Vecchio, Luigi Francavilla, Roberto Chemello and Lucio Rondelli.

The resolution with respect to the compensation for the Board of Directors requires the affirmative vote of the holders of a majority of Ordinary Shares entitled to vote at the meeting.

5. REPORT ON THE CORPORATE GOVERNANCE CODE

In 1999, a committee of Italian securities industry professionals and academics was formed to evaluate and prepare a model code for the corporate governance of publicly traded companies in Italy. The Committee for the Corporate Governance of Listed Companies, as it is called, issued a report setting forth its recommendations for a model code of conduct for Italian listed companies (the "**Model Code**"). Following the issuance of such report, Borsa Italiana S.p.A. ("**Borsa Italiana**"), the principal Italian stock exchange and the exchange on which the Company's Ordinary Shares are listed, recommended that listed companies provide shareholders with appropriate information concerning their corporate governance model. The adoption of all or any portion of the Model Code is voluntary, and not mandated by Italian law or Borsa Italiana. Accordingly, no shareholder vote is being requested on this item of the Agenda.

Composition and role of the Board of Directors

The By-Laws of the Company provide that the Company be governed by a Board of Directors made up of not less than three nor more than eleven members who need not be shareholders, with the exact number to be determined by a resolution taken at a shareholders' meeting.

The present Board of Directors is made up of seven members, appointed by the shareholders on May 19, 2000, who will serve until the approval of the Company's financial statements for the year ended December 31, 2002.

Three of the seven members of the Board of Directors have delegated powers and perform management functions within the Company: the Chairman (Leonardo Del Vecchio), the Deputy Chairman and Co-Chief Executive Officer (Luigi Francavilla) and the Co-Chief Executive Officer (Roberto Chemello). The Board of Directors has delegated to the Chairman power to represent and to manage the Company.

The Board of Directors has four non-executive directors (Claudio Del Vecchio, Lucio Rondelli, Tancredi Bianchi and Giorgio Armani), two of whom, namely Lucio Rondelli and Tancredi Bianchi, are independent directors in the sense that they do not maintain any business relationships with the Company of a significance that would influence their autonomous judgment and do not own a quantity of shares enabling them to control the Company.

The Board of Directors has all the powers that the law does not specifically reserve to the shareholders.

The Board of Directors examines and approves the Company's most significant and unusual transactions, and those involving related parties. The Board of Directors also examines the transactions which have a significant impact on the activity of the subsidiaries.

The executive directors report to the Board of Directors quarterly.

As provided in the Company's By-Laws the directors report quarterly on the transactions of the Company and of its subsidiaries having a significant impact on the Company's financial position or on its assets and liabilities.

The Board of Directors meets frequently: during 2001 it met eleven times. In 2002, the Board of Directors has met six times and it expects to have at least three additional meetings.

In advance of the date of any Board of Directors meeting, the members of the Board of Directors are provided with the documentation and information needed for them to express an informed view on the matters they are required to examine and approve.

The Executive Committee is composed of four members, the Chairman (Leonardo Del Vecchio), the Deputy Chairman and Co-Chief Executive Officer (Luigi Francavilla), the Co-Chief Executive Officer (Roberto Chemello) and a non executive and independent director (Lucio Rondelli). The Executive Committee has delegated management powers. It also examines the compensation of the Board of Directors and of the officers of the Company.

Appointment and Remuneration of Directors

The directors are appointed by the shareholders upon the nomination of the Board of Directors which provides personal backgrounds and professional qualifications of the candidates. The Company has not considered it necessary to appoint a committee to propose candidates as all executive and non-executive directors have the ability to nominate candidates for the Board of Directors for consideration. Detailed information on the personal backgrounds and professional qualifications of the candidates are usually provided to the shareholders before the meeting.

The Executive Committee periodically examines the compensation of the Board of Directors and of the officers of the Company. The remuneration of some directors is linked to the achievement of specific objectives. The remuneration of the officers of the Company is substantially linked to the achievement of the Company's results.

The award of bonuses to officers is linked to the achievement of specific objectives set by the Executive Committee according to the management position of the officers. Please refer to the Financial Statements enclosed with this Proxy Statement for further information on the Company's stock option plans.

Internal Control

The Company has established a system of procedures which are designed to ensure a correct and efficient management of the Company and to identify, forestall and limit financial and operational risks.

This system is made up of a series of internal procedures, tailored to each sector of the Company, which have been codified and applied through the corporate organization.

The Co-Chief Executive Officer, through a delegate, ensures that the Manual of Internal Control, which sets forth all the internal procedures, is periodically updated. He reports periodically to the Internal Control Committee.

The Internal Control Committee consists of three members: an independent and non-executive director (Lucio Rondelli) who serves as Chairman of the Committee, the Chairman of the Board of Directors (Leonardo Del Vecchio) and the President of the Board of Statutory Auditors (Giancarlo Tomasin).

The Internal Control Committee is charged with giving advice and making proposals on the adequacy of the Company's internal control system and ensures that it is properly applied by, among other things, working with the Company's internal administrative bodies, the Boards of Statutory Auditors and the accounting firms which certify the financial statements. The Internal Control Committee meets at least twice a year and reports to the Board of Directors.

Confidential Information

The handling of confidential information is overseen by the Chairman, the Co-Chief Executive Officer, the Chief Financial Officer and the Investor Relations Manager, who are the only representatives of the Company authorized to disclose the confidential information.

Any press release concerning quarterly, six-month and annual financial results or material or unusual transactions are approved by the Board of Directors itself.

Furthermore, the Company is adopting a Trading Restriction Policy applicable to all key employees which expressly prohibits any employee who has knowledge of material, non-public information from trading in the Company's securities on the basis of such information or disclosing it to others.

Relations with Institutional Investors and other Shareholders

The Investor Relations Department handles the relationships with analysts, institutional investors and other shareholders, Italian and foreign.

The Company has not adopted a special set of rules for the conduct of the shareholders' meetings as they have always been properly and efficiently conducted.

Members of the Board of Auditors

According to the By-Laws of the Company, the Board of Auditors is appointed based on the lists presented by the shareholders who, either alone or together with other shareholders, represent at least 3% of the shares with the right to vote at the Ordinary Shareholders meeting.

The lists must be accompanied by detailed information concerning the candidates' personal and professional background.

EXTRAORDINARY PART OF THE MEETING

The extraordinary part of the meeting will be held immediately following the conclusion of the ordinary part of the meeting.

Pursuant to Italian law, certain matters, such as the merger or the liquidation of the Company, the Company's issuance of notes, the increase in the share capital and the amendment of the By-laws, may only be authorised by resolution adopted at a so-called "extraordinary shareholders' meeting". In addition to the different majority required for the adoption of the resolutions proposed above, an extraordinary meeting differs from an ordinary meeting in that the minutes of the meeting are drafted by a Public Notary and constitute a public deed.

Set forth below is a description of the matters that will be submitted for approval at the extraordinary part of the meeting:

1. AMENDMENT OF ARTICLE 27 OF THE BY-LAWS

Article 27

A recent Italian law has established that public companies must choose their candidates for the Board of Statutory Auditors among the members of the Italian certified public accountant body who have served at least for a period of three years. The candidates may also be chosen among persons who, absent the above-mentioned qualification, have at least three years of experience as a) a financial or executive officer of a company having a minimum capital stock of Euro 2 million, or b) as a professional or professor of legal, economic or technical-scientific subjects strictly connected to the activities of the Company, or c) as an officer of a public entity or public administrative body operating in the banking, finance or insurance area or in activities strictly connected to the activities of the Company.

With respect to b) and c), the law requires that the By-Laws of the Company indicate expressly the subjects strictly connected with the activity of the Company. Currently, the By-laws of the Company do not contain this requirement. Therefore, the Board will propose that the shareholders adopt a resolution to amend Article 27 of the By-laws to implement the foregoing requirement. The changes to Article 27 have been marked in the amended and restated text of Article 27 attached hereto as part of Annex B.

VOTING PROCEDURES

You may cast your vote on the resolutions referred to above either by filling in the enclosed Voting Instruction Card and mailing it pursuant to the instructions included therein or by attending the ordinary and extraordinary shareholders' meetings personally. Should you elect to cast your vote personally at the ordinary and extraordinary shareholders' meetings, you will be required to follow the procedure established by the Company in agreement with The Bank of New York, as depositary. According to such procedure, you will be required to provide The Bank of New York not later than 12:00 p.m. (noon) on June 14, 2002 evidence that (i) you will be an ADS holder as of the date of the annual meeting and (ii) you have not already exercised the voting rights pertaining to the ADSs held by you by mailing the attached Voting Instruction Card. Details on how to fulfill such requirements are contained in the letters attached hereto as Annex C and Annex D.

The Company believes that the foregoing information and the attached documents will be sufficient to enable you to cast your vote in connection with each of the resolutions described above which are being submitted for your approval.

Many thanks and best regards.

LUXOTTICA GROUP S.p.A.

Milan, May 6, 2002

ANNEX A

WARNING ABOUT TAXATION OF DIVIDENDS PAYABLE BY LUXOTTICA GROUP S.p.A.

May 2002

Dear Holder of American Depositary Shares,

As noted in the enclosed Proxy Statement, at the ordinary shareholders' meeting of Luxottica Group S.p.A. (the "**Company**") which will be held on June 25, 2002 on first call (or on June 28. 2002 on second call), the Board of Directors of the Company will submit to shareholders a proposal to adopt a resolution for the distribution of a cash dividend in the amount of Euro 0.17 per American Depositary Share (each American Depositary Share represents one Ordinary Share).

The Company will pay the dividend to all holders of ADSs of record on July 3, 2002. In order to be a holder of record on July 3, 2002 and thus be entitled to such dividend, you must purchase the ADSs on or before June 28, 2002.

The dividend will be paid on July 4, 2002 in Euro, by Monte Titoli S.p.A., authorized intermediary, to all depository banks of the shareholders. For the holders of ADSs, the dividend will be paid to The Bank of New York, as depositary of the Ordinary Shares and the issuer of the ADSs, through UniCredito Italiano S.p.A., as custodian under the Deposit Agreement. The Bank of New York anticipates that dividends will be payable to all the ADS holders commencing from and after July 12, 2002 upon satisfaction of the documentation requirements referred to below, at the U.S. Dollar/Euro exchange rate in effect on July 5, 2002.

The ADSs listed on the New York Stock Exchange will be traded ex-dividend on July 1, 2002.

Dividends paid to beneficial owners who are not Italian residents and do not have a permanent establishment in Italy, are subject to a 27.0 percent substitute tax rate. Accordingly, the amount of the dividends paid to The Bank of New York, as depositary of the Ordinary Shares and the issuer of the ADSs, through UniCredito Italiano S.p.A., as custodian under the Deposit Agreement, will be subject to such Italian substitute tax. Therefore, the amount of the dividends that the holders of ADS will initially receive will be net of such substitute tax.

All owners of ADSs will be given the opportunity to submit to The Bank of New York, in accordance with the procedure set forth by it, the documentation attesting their residence for tax purposes in Italy or in countries which have entered into tax treaties with Italy, pursuant to which reduced tax rates might become directly applicable. Concurrently with the payment of the dividend, the Depositary will mail to all ADS holders of record on July 3, 2002 a document, prepared by the Company, setting forth the detailed procedure to be used by ADS holders for the purpose of obtaining the direct application of the reduced tax rate.

All ADS holders who are Italian residents for tax purposes, should deliver by August 31, 2002 to UniCredito Italiano S.p.A. the documentation attesting their residence for tax purposes in Italy, pursuant to which the reduced tax rate might become directly applicable.

Also ADS holders, who are not Italian residents for tax purposes, should deliver by August 31, 2002 to The Bank of New York the documentation attesting their residence for tax purposes in countries which have entered into tax treaties with Italy, pursuant to which the reduced tax rates might become directly applicable.

As soon as the documentation is delivered by the Bank of New York to UniCredito Italiano, such bank shall endeavor to effect, in the shortest possible time, repayment of the balance between the 27.0 percent withheld at the time of payment and the rate actually applicable to the ADS holder. By way of example, Italy and United States (as well as many other countries) are parties to a tax treaty pursuant to which the rate of the tax applicable to dividends paid by an Italian resident company to a U.S. resident entitled to the benefits under the treaty may be reduced to 15.0 percent. Therefore, U.S. resident ADS holders have the opportunity of being repaid, within 30 days from the delivery to The Bank of New York of the required documentation, a further 12.0 percent of the gross dividend, that is the difference between the 27.0 percent withheld at the time of payment of the dividend and the 15.0 percent substitute tax provided for by the Italy—U.S. tax treaty.

However, since in the past many U.S. ADS holders have been unable to provide the required certificates within the deadline, due to delays of the U.S. tax authorities in releasing such documents, the Company would advise you, in case you expect to be a holder of ADSs of record on July 3, 2002 and are interested in implementing the procedure to obtain the application of the reduced substitute rate, to start in advance such procedure by requesting from The Bank of New York or from the Company, at the addresses set forth below, the forms to be filed with the Internal Revenue Service. The procedure established by The Bank of New York contemplates that, once the ADS holder has delivered the proper documentation to The Bank of New York, the latter will make it available to UniCredito Italiano and consequently the additional dividend amount will be payable to the ADS holders.

The Company recommends to all ADS holders who are interested in taking advantage of such an opportunity, to request more detailed information as to the exact procedure to be followed from The Bank of New York (ADR Department, telephone +1.646.885.3270; fax +1.646.885.3043, attn.Vinu Kurian) or directly from the Company's headquarters in Italy (Investor Relations Department, telephone +39.0437.644256; fax +39.0437.63840).

ADS holders are further advised that, once the amounts withheld are paid to the Italian Tax Authorities, the ADS holders who are entitled to a reduced tax rate may only apply to the Italian Tax Authorities to receive the reimbursement of the excess tax applied to the dividends received from the Company. Such procedure customarily takes years before the reimbursement is actually made. Therefore the abovementioned procedure, for direct application of the reduced withholding rate was established by Luxottica Group in the best interest of its shareholders.

Best regards,

LUXOTTICA GROUP S.p.A.

ANNEX B

Excerpts from REVISED BY-LAWS OF LUXOTTICA GROUP S.p.A.

The Company's official By-laws are in Italian These excerpts are provided in English translation for the convenience of the reader.

additions in bold and italics

Article 27

The Board of Auditors is composed of three Statutory Auditors and two Alternate Auditors, appointed by the Shareholders' Meeting and eligible for re-election. The powers, duties and term of office are the ones established by law.

The Auditors shall have a three-year term of office. Their fees will be established by the Shareholders' Meeting.

Any persons with incompatible situations as provided for by law, or who do not have the subjective and objective requirements provided for by law and/or by secondary enactment regulations, cannot be appointed Auditors and if elected, they shall be removed from office. Likewise, persons who hold the office of Statutory Auditor in more than ten Italian companies listed on controlled Italian markets cannot be appointed as Auditors.

At least one of the members and one alternate member of the Board of Auditors must be chosen among the members of the Italian certified public accountant body who have served at least for a period of three years. Candidates who do not meet this requirement may nonetheless be appointed if they have three years experience as

a) ***a financial or executive officer of a company having a minimum capital stock of Euro 2 million; or***

b) ***as a professional or professor of legal, economic or technical-scientific subjects strictly connected to the activity of the Company; or***

c) ***as an officer of a public entity or public administrative body operating in the banking, finance or insurance area or in activities strictly connected to the activity of the Company.***

It is understood that subjects strictly connected with the activity of the Company are those indicated in article 3) with reference to the object of the Company.

The Board of Auditors is appointed based on the lists presented by the shareholders, according to the procedures specified below, in order to ensure that the minority shall appoint a Statutory Auditor and an Alternate Auditor.

For this purpose, lists composed of two sections are presented: one for the appointment of the Statutory Auditors and one for the appointment of Alternate Auditors.

The lists must contain the indication of a minimum number of candidates equivalent to the number of candidates to be elected, listed by consecutive numbers.

Each candidate may be presented on only one list, or he shall not be considered eligible.

The shareholders who, either alone or together with other shareholders, represent at least 3% (three percent) of the shares with the right to vote at the Ordinary Shareholders' Meeting shall have the right to present a list. Each shareholder may participate in presenting, either directly or indirectly through a trust company or third person, only one list. In the event of violation, no list presented by said shareholder, either individually or together with others, shall be considered.

No later than five days prior to the date set for the first call of the Shareholders' Meeting, each proposing shareholder must present and/or send to the legal offices the specific certification issued by authorised intermediaries, in compliance with the regulations in force, declaring his legitimisation to exercise his company rights.

The list, signed by the persons presenting it, accompanied by detailed information concerning the candidates' personal and professional characteristics, must be filed at the Company's legal offices at least 5 days before the date established for the first call of the Shareholders' Meeting.

Together with each list, the declarations whereby the individual candidates accept their candidacy and attest, under their own responsibility, that there are no reasons for ineligibility and that they have the requisites required by law for said offices, must also be filed by the term indicated above.

Any list that fails to comply with the provisions of this article will be deemed as not having been presented.

Each person with the right to vote can vote for one list only.

The first two candidates on the list who receive the highest number of votes and the first candidate on the list that is second in the number of votes shall be elected as Statutory Auditors.

The first candidate from the list with the highest number of votes and the first candidate from the list that is second in the number of votes shall be elected as Alternate Auditors.

In the event of a tie vote between two or more lists, the oldest candidates shall be those elected as Auditors, until all the offices to be appointed have been filled. The chairmanship shall go to the first candidate in numerical order on the list that obtained the highest number of votes. In case of a tie vote between two or more lists, the oldest candidate shall be named chairman.

If a Statutory Auditor should leave this office for any reason, the Alternate from the same list as the Auditor being replaced shall step in.

If the Board of Auditors is not completed with the Alternate Auditors, the Shareholders' Meeting must be called in order to complete the Board of Auditors and choose from the names on the list to which the Auditor who left this office belonged.

For the purposes of this article, the shareholders belonging to a single group—meaning each subsidiary, controlling company or company under common control or affiliate, as provided for by Article 2359 of the Italian Civil Code—must be considered as a single shareholder and cannot present or vote for more than one list.

Form for BENEFICIAL OWNERS

ANNEX C

WARNING

ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF LUXOTTICA GROUP S.P.A.

TO BE HELD ON JUNE 25, 2002 ON FIRST CALL,
ON JUNE 28, 2002 ON SECOND CALL
HOW TO ATTEND IT

Dear Beneficial Holder of American Depositary Shares,

As indicated in the enclosed Notice of Call and in the Proxy Statement, the ordinary and extraordinary shareholders' meeting (the "**Meeting**") of the shareholders of Luxottica Group S.p.A. (the "**Company**") will be held on June 25, 2002 on first call, or, failing the attendance of the required quorum, on June 28, 2002 on second call, in either case at the Four Seasons Hotel located at Via Gesù 8, Milan, Italy at 11:00 a.m.

The beneficial owners of American Depositary Shares of the Company ("**Beneficial Owners**") are entitled either:

A. to instruct The Bank of New York, as depositary of the Ordinary Shares of the Company, as to the exercise of the voting rights pertaining to the Ordinary Shares represented by their respective American Depositary Shares by marking, signing, dating and returning to The Bank of New York, the enclosed Voting Instruction Card; or

B. to attend the Meeting personally and cast thereat the vote pertaining to the Ordinary Shares represented by the American Depositary Shares held by them.

By this letter the Company wishes to provide the Beneficial Owners with instructions as to the requirements to be fulfilled by those Beneficial Owners who wish to attend the Meeting and cast their vote personally.

Pursuant to Italian law governing the Meeting, merely holding American Depositary Shares does not automatically permit the Beneficial Owners to attend the Meeting or to exercise voting rights.

In light of the foregoing, all Beneficial Owners who wish to attend the Meeting personally must obtain a proxy from The Bank of New York, as depositary of the Ordinary Shares of the Company. Any such proxy will be issued by The Bank of New York upon compliance by the Beneficial Owners with the requirements set forth below.

All Beneficial Owners who wish to be granted a proxy to attend the Meeting and vote thereat must provide The Bank of New York, not later than June 14, 2002 at 12:00 P.M. (noon) with the following documents:

1. The original Voting Instruction Card enclosed herewith and received by the Beneficial Owners as part of the mailing of the Proxy Statement to all the Beneficial Owners of American Depositary Shares of record on May 17, 2002.
2. A certification in the form of Schedule 1 hereto issued by the bank or broker who is holding the American Depositary Shares on behalf of the Beneficial Owners.

Upon fulfillment of the conditions set forth in sections 1 and 2 above to the satisfaction of The Bank of New York, the latter shall issue a proxy in favor of the Beneficial Owners for the number of Ordinary

Shares represented by the American Depositary Shares referred to in the certificate. The person in favor of whom the proxy will be issued will be entitled to receive the proxy either at the offices of The Bank of New York, located at 620 Avenue of the Americas, 6th Floor, New York, New York, Vinu Kurian, ADR Department, during the four (4) business days immediately preceding the date of the Meeting or starting from 9:00 a.m. on the date of the Meeting at the Four Seasons Hotel located at Via Gesù 8, Milan, Italy. The validity of the proxy, issued by The Bank of New York, shall be subject to the bank or broker who has issued the certification referred to in section 2 above to be a holder of record on May 17, 2002 for the number of ADSs referred to in the certification. The Bank of New York reserves the right to check that such condition is satisfied and to refuse admission to the Meeting in the event said condition is not duly met.

NOTE:

If the voting rights pertaining to the American Depositary Shares held by any Beneficial Owners have been exercised through the mailing of the Voting Instruction Card, the Beneficial Owners may nevertheless obtain from The Bank of New York an attendance card for the Meeting with no voting powers. In such case the Beneficial Owners shall be required to provide The Bank of New York only with the document referred to in section 2 above.

Please do not hesitate to contact the Company or The Bank of New York at the addresses and telephone numbers set forth below if any clarification is required. Best regards.

Sincerely yours,

LUXOTTICA GROUP S.p.A.

Luxottica Group S.p.A.
Via Cantù, 2
20123 Milano, Italy
Attn: Marianna Nascè
Legal Department
Tel. n. +39.0286334623
Fax n. +39.0286334636

The Bank of New York
620 Avenue of the Americas,
6th Floor
New York, New York 10010
Attn: Vinu Kurian
ADR Department
tel. n. 646.885.3270
fax n. 646.885.3043

Form of Certification for BENEFICIAL OWNERS

SCHEDULE 1 TO ANNEX C

The Bank of New York
620 Avenue of the Americas, 6th Floor
New York, New York 10010
Attention: Vinu Kurian

Date __________, 2002

Dear Sirs,

The undersigned ____________________, as bank/broker holding American Depositary Shares of Luxottica Group S.p.A., hereby certifies, under its own responsibility, as follows:

____________________(name of ADS beneficial owner) is the beneficial owner of no. ______ American Depositary Shares of Luxottica Group S.p.A., held by the undersigned on his/her/its behalf, and such American Depositary Shares will be so held up to and including June 14, 2002, or failing attendance of the required quorum, up to and including June 25, 2002. As a result of the foregoing, the undersigned will keep the deposited American Depositary Shares and will not release them to the aforementioned beneficial owner, nor will the undersigned consent to the assignment of the beneficial ownership of said American Depositary Shares until such date. You are hereby authorized to rely upon this certification in connection with the granting of a proxy to the aforementioned beneficial owner enabling him/her/it to attend the Shareholders' Meeting of Luxottica Group S.p.A., which will be held on June 25, 2002 on first call, or, failing the attendance of the required quorum, on June 28, 2002 on second call.

Kind regards,

____

Form for REGISTERED HOLDERS

ANNEX D

WARNING

ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF LUXOTTICA GROUP S.P.A.

TO BE HELD ON JUNE 25, 2002 ON FIRST CALL OR
ON JUNE 28, 2002 ON SECOND CALL
HOW TO ATTEND IT

Dear Registered Holder of American Depositary Shares,

As indicated in the enclosed Notice of Call and in the Proxy Statement, the ordinary and extraordinary shareholders' meeting (the "**Meeting**") of the shareholders of Luxottica Group S.p.A. (the "**Company**") will be held on June 25, 2002 on first call, or, failing the attendance of the required quorum, on June 28, 2002 on second call, in either case at the Four Seasons Hotel located at Via Gesù 8, Milan, Italy at 11:00 a.m.

The registered holders of American Depositary Shares of the Company ("**ADS Holders**") are entitled either:

A. to instruct The Bank of New York, as depositary of the Ordinary Shares of the Company, as to the exercise of the voting rights pertaining to the Ordinary Shares represented by their respective American Depositary Shares by marking, signing, dating and returning to The Bank of New York, the enclosed Voting Instruction Card; or

B. to attend the Meeting personally and cast thereat the vote pertaining to the Ordinary Shares represented by the American Depositary Shares held by them.

By this letter the Company wishes to provide the ADS Holders with instructions as to the requirements to be fulfilled by those Registered Holders who wish to attend the Meeting and cast their vote personally.

Pursuant to Italian law governing the Meeting, merely holding American Depositary Shares does not automatically permit the ADS Holders to attend the Meeting or to exercise voting rights.

In light of the foregoing, all ADS Holders who wish to attend the Meeting personally must obtain a proxy from The Bank of New York, as depositary of the Ordinary Shares of the Company. Any such proxy will be issued by The Bank of New York upon compliance by the ADS Holders with the requirements set forth below.

All ADS Holders who wish to be granted a proxy to attend the Meeting and vote thereat must provide The Bank of New York, not later than June 14, 2002 at 12:00 P.M. (noon) with the following documents:

1. The original Voting Instruction Card enclosed herewith and received by the ADS Holders as part of the mailing of the Proxy Statement to all the Holders of American Depositary Shares of record on May 17, 2002.
2. A notice in the form of Schedule 1 hereto.

Upon fulfillment of the conditions set forth in sections 1 and 2 above to the satisfaction of The Bank of New York, the latter shall issue a proxy in favor of the ADS Holder for the number of Ordinary Shares represented by the American Depositary Shares referred to in the certification. The person in favor of whom the proxy will be issued will be entitled to receive the proxy either at the offices of The Bank of New York, located at 620 Avenue of the Americas, 6th Floor, New York, New York, Vinu Kurian, ADR

Department, during the four (4) business days immediately preceding the date of the Meeting or starting from 9:00 a.m. on the date of the Meeting at the Four Seasons Hotel located at Via Gesù 8, Milan, Italy. The validity of the proxy, issued by The Bank of New York shall be subject to the ADS Holder being a registered holder of record of American Depositary Shares on May 17, 2002. The Bank of New York reserves the right to check that such condition is satisfied and to refuse admission to the Meeting in the event said condition is not duly met.

NOTE:

If the voting rights pertaining to the American Depositary Shares held by any ADS Holders have been exercised through the mailing of the Voting Instruction Card, the ADS Holders may nevertheless obtain from The Bank of New York an attendance card for the Meeting with no voting powers. In such case the ADS Holders shall be required to provide The Bank of New York only with the document referred to in section 2 above.

Please do not hesitate to contact the Company or The Bank of New York at the addresses and telephone numbers set forth below if any clarification is required. Best regards.

Sincerely yours,

LUXOTTICA GROUP S.p.A.

Luxottica Group S.p.A.
Via Cantù, 2
20123 Milano, Italy
Attn: Marianna Nascè
Legal Department
Tel. n. +39.0286334623
fax n. +39.0286334636

The Bank of New York
620 Avenue of the
Americas, 6th Floor
New York, New York 10010
Attn: Vinu Kurian
ADR Department
tel. n. 646.885.3270
fax n. 646.885.3043

Form of Certification for REGISTERED HOLDERS

SCHEDULE 1 TO ANNEX D

The Bank of New York
620 Avenue of the Americas, 6th Floor
New York, New York 10010
Attention: Vinu Kurian

Date ____________, 2002

Dear Sirs,

The undersigned ____________________, in its capacity as registered holder of no. ____________ American Depositary Shares of Luxottica Group S.p.A. (the "**ADSs**"), hereby gives notice to The Bank of New York that the undersigned wishes to attend personally the shareholders' meetings of Luxottica Group S.p.A. to be held on June 25, 2002 or failing attendance of the required quorum, on June 28, 2002 (the "**Meeting**").

The undersigned further certifies that it will continue to be a registered holder of the ADSs up to and including June 14, 2002 or failing attendance of the required quorum, on June 25, 2002.

You are hereby authorized to rely upon this certification in connection with the granting to Mr./Mrs./Ms. ____________ on behalf of the undersigned, of a proxy enabling said person to attend the Meeting of Luxottica Group S.p.A.

Kind regards,

____

EXHIBIT 10.2

Deloitte & Touche S.p.A.
Revisione e organizzazione contabile
Viale della Repubblica, 22
31020 Fontane di Villorba
Treviso
Italia

Tel: +39 0422 42 19 41
Fax: +39 0422 42 C1 71
R.E.A. Treviso n. 222191
www.deloitte.it

Deloitte & Touche

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

Luxottica Group S.p.A.

We consent to the incorporation by reference in Luxottica Group S.p.A.'s previously filed Registration Statements on form S-8 (Reg. Nos. 333-9546 and 333-14006) of our report dated February 14, 2002 (March 11, 2002 as to Note 16) appearing in the Annual Report on Form 20-F of Luxottica Group S.p.A. for the year ended December 31, 2001.

Deloitte & Touche

Treviso, Italy

July 11, 2002